     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                  SUBJECT TO COMPLETION, DATED MARCH 12, 1997
PROSPECTUS SUPPLEMENT
(To Prospectus dated December 4, 1996)

3,125,000 Shares
[AES LOGO]
THE AES CORPORATION

Common Stock
(par value $.01 per share)

All of the shares of Common Stock (the "Common Stock" or the "AES Common Stock") of The AES Corporation (the "Company") offered hereby (the "Common Stock Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "AES." On March 11, 1997, the reported last sale price of the Common Stock on the NYSE Composite Tape was $63.75 per share.

The Common Stock Offering is being conducted concurrently with an offering (the "TECONS(SM) Offering") of Trust Convertible Securities ("TECONS") issued by AES Trust I, a Delaware business trust formed by AES for the purpose of conducting the TECONS Offering. The TECONS are convertible into Common Stock of the Company. The consummation of the Common Stock Offering is not contingent upon the closing of the TECONS Offering.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
                                                            PRICE TO         UNDERWRITING       PROCEEDS TO
                                                             PUBLIC          DISCOUNT (1)       COMPANY (2)
--------------------------------------------------------------------------------------------------------------
Per Share                                               $                  $                  $
--------------------------------------------------------------------------------------------------------------
Total (3)                                               $                  $                  $
--------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $250,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 468,750 additional shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount and Proceeds to Company
    will be $               , $       and $               , respectively. See
    "Underwriting."

The shares of Common Stock offered hereby are being offered severally by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about
         , 1997 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.
             DONALDSON, LUFKIN & JENRETTE
                   SECURITIES CORPORATION
                          GOLDMAN, SACHS & CO.

                                     MORGAN STANLEY & CO.
                                           INCORPORATED
                                             SALOMON BROTHERS INC

                                                     UNTERBERG HARRIS
            , 1997

                 AES PLANTS IN OPERATION AND UNDER CONSTRUCTION

                                                               YEAR OF
                                                           ACQUISITION OR                                     AES
                                                           COMMENCEMENT OF                                   EQUITY
                                                             COMMERCIAL       CAPACITY                      INTEREST
                             PLANT                FUEL       OPERATIONS      (MEGAWATTS)      LOCATION        (%)
                             -----              ---------  ---------------   -----------   ---------------  --------
                    IN OPERATION
                    North America
                    Deepwater.................  Pet Coke         1986(a)          143      Texas               100
                    Beaver Valley.............  Coal             1987             125      Pennsylvania         80
                    Placerita.................  Gas              1989             120      California          100
                    Thames....................  Coal             1990             181      Connecticut         100
                    Shady Point...............  Coal             1991             320      Oklahoma            100
                    Barbers Point.............  Coal             1992             180      Hawaii              100
                    Europe
                    Kilroot (NIGEN)...........  Coal/Oil         1992             520      United Kingdom       47
                    Belfast West (NIGEN)......  Coal             1992             240      United Kingdom       47
                    Medway....................  Gas              1995             660      United Kingdom       25
                    Borsod (Tiszai)...........  Coal             1996             171      Hungary              63
                    Tisza II (Tiszai).........  Oil/Gas          1996             860      Hungary              93
                    Tiszapalkonya (Tiszai)....  Coal             1996             250      Hungary              93
                    Asia
                    Cili Misty Mountain.......  Hydro            1994              26      China                24
                    Yangchun Sun Spring.......  Oil              1995              15      China                12
                    Wuxi Tin Hill.............  Oil              1996              63      China                26
                    Wuhu Grassy Lake..........  Coal             1996             125(b)   China                12
                    Ekibastuz.................  Coal             1996           4,000(c)   Kazakstan            70
                    South America
                    San Nicolas...............  Multiple         1993             650      Argentina            69
                    Cabra Corral (Rio
                      Juramento)..............  Hydro            1995             102      Argentina            98
                    El Tunal (Rio
                      Juramento)..............  Hydro            1995              10      Argentina            98
                    Ullum (San Juan)..........  Hydro            1996              45      Argentina            98
                    Sarmiento (San Juan)......  Gas              1996              33      Argentina            98
                    Fontes Nova (Light).......  Hydro            1996             144      Brazil               14
                    Pereira Passos (Light)....  Hydro            1996             100      Brazil               14
                    Nilo Pecanha (Light)......  Hydro            1996             380      Brazil               14
                    Ilha dos Pombos (Light)...  Hydro            1996             164      Brazil               14
                                                                             --------
                             Total in Operation                                 9,627
                    UNDER CONSTRUCTION
                    Lal Pir...................  Oil              1997(d)          337      Pakistan             90
                    PakGen....................  Oil              1997(d)          337      Pakistan             90
                    Jiaozou Aluminum Power....  Coal             1997(d)          250      China                34
                    Chengdu Lotus City........  Gas              1997(d)           48      China                17
                    Wuhu Grassy Lake..........  Coal             1997(d)          125(b)   China                12
                    Aixi Heart River..........  Coal             1998(d)           50      China                34
                    Hefei Prosperity Lake.....  Oil              1998(d)          115      China                34
                    Barry.....................  Gas              1998(d)          230      United Kingdom      100
                    Warrior Run...............  Coal             1999(d)          180      Maryland            100
                                                                             --------
                             Total under Construction                           1,672

               ------------------------------
               (a) Plant operations commenced in 1986, but control was acquired in 1995.
               (b) 125 megawatts of Wuhu Grassy Lake is currently in operation.
                   The other half is under construction.
               (c) Due to poor historical maintenance over the ten years prior to the Company's purchase, the facility's capacity factor is approximately 20%.
               (d) Estimated date of commencement of commercial operations. [AES FLAGS]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE AES COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE AES COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by AES or any Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                            ------------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                     PAGE
Special Note Regarding Forward Looking
  Statements..........................     S-2
Prospectus Supplement Summary.........     S-3
Use of Proceeds.......................     S-8
Price Range of Common Stock and
  Dividend Policy.....................     S-8
Capitalization........................     S-9
Selected Consolidated Financial
  Data................................    S-10
Discussion and Analysis of Financial
  Condition and Results of
  Operations..........................    S-11
Business..............................    S-20
Certain U.S. Federal Tax
  Considerations for United States
  Alien Holders of Common Stock.......    S-24
Underwriting..........................    S-26
Legal Matters.........................    S-27
Experts...............................    S-27
Index to Consolidated Financial
  Statements..........................     F-1

PROSPECTUS                                PAGE
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Use of Proceeds.......................       3
Ratio of Earnings to Fixed Charges....       3
The Company...........................       4
Risk Factors..........................       4
Description of Capital Stock..........      10
Description of Debt Securities........      13
Description of Stock Purchase
  Contracts and Stock Purchase
  Units...............................      21
Plan of Distribution..................      21
Legal Matters.........................      22
Experts...............................      22

                            ------------------------

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements under the captions "Prospectus Supplement Summary," "The Company," "Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this Prospectus Supplement and under the caption "Risk Factors" in the accompanying Prospectus and elsewhere in this Prospectus Supplement and the accompanying Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of AES, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following factors, as well as those factors discussed in the section entitled "Risk Factors" in the accompanying Prospectus and those discussed elsewhere in AES's filings with the Securities and Exchange Commission (the "Commission"), including its Current Report on Form 8-K dated February 26, 1996: changes in company-wide operation and availability compared to AES's historical performance; changes in AES's historical operating cost structure, including changes in various costs and expenses; political and economic considerations in certain non-U.S. countries where AES is conducting or is seeking to conduct business; restrictions on foreign currency convertibility and remittance abroad, exchange rate fluctuations and developing legal systems; regulation and restrictions; legislation intended to promote competition in U.S. and non-U.S. electricity markets; tariffs; governmental approval processes; environmental matters; construction, operating and fuel risks; load growth, dispatch and transmission constraints; conflict of interest of contracting parties; and adherence to the AES principles; and other factors referenced in this Prospectus Supplement and in the accompanying Prospectus. See "Risk Factors" in the accompanying Prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by, and should be read in connection with, the more detailed information and Consolidated Financial Statements and the Notes thereto included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. All information in the Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised, unless otherwise indicated. References herein to "AES" or the "Company" include The AES Corporation and its subsidiaries and affiliates unless the context requires otherwise and references herein to "MW" are to megawatts.

                                  THE COMPANY

AES is a global power company committed to supplying electricity to customers world-wide in a socially responsible way. The Company was one of the original entrants in the independent power market and today is one of the world's largest independent power companies, based on net equity ownership of generating capacity (in megawatts) in operation or under construction. AES markets power principally from electricity generating facilities that it develops, acquires, owns and operates.

Over the last five years, the Company has experienced significant growth. This growth has resulted primarily from the development and construction of new plants ("greenfield development") and also from the acquisition of existing plants, through competitively bid privatization initiatives outside of the United States or negotiated acquisitions. Since 1992, the Company's total generating capacity in megawatts has grown by 426%, with the total number of plants in operation increasing from eight to 26. Additionally, the Company's total revenues have increased at a compound annual growth rate of 20% from $401 million in 1992 to $835 million in 1996, while net income has increased at a compound annual growth rate of 22% from $56 million to $125 million over the same period. AES operates and owns (entirely or in part), through subsidiaries and affiliates, power plants in seven countries with a capacity of approximately 9,600 megawatts (including 4,000 megawatts attributable to Ekibastuz which currently has a capacity factor of approximately 20%). AES is also constructing eight additional power plants and one expansion in four countries with a capacity of approximately 1,700 megawatts. The Company's total ownership in plants in operation and under construction aggregates approximately 11,300 megawatts and its net equity ownership in such plants is approximately 7,500 megawatts. In addition, AES has numerous projects in advanced stages of development, including seven projects in advanced stages of development with design capacity of approximately 4,700 megawatts that have executed or been awarded power sales agreements.

As a result of the Company's significant growth in recent years, the Company's operations have become more diverse with regard to both geography and fuel source and it has reduced its dependence upon any single project or customer. During 1996, four of the Company's projects contributed more than 10% of the Company's total revenues, Shady Point which represented 20%, San Nicolas which represented 16%, Thames which represented 16% and Barbers Point which represented 15%.

                                    OUTLOOK

The global trend of electricity market restructuring has created significant new business opportunities for companies like AES. Both domestic and international electricity markets are being restructured and there is a trend away from government-owned electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries have or are in the process of "privatizing" their electricity systems by selling all or part of such systems to private investors. With 18 of its projects having been acquired or commenced commercial operations since 1992, AES has been an active participant in both the international privatization process and the development process. The Company is currently pursuing over 60 projects including acquisitions, the expansion of existing plants and new projects.

AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.

                                    STRATEGY

The Company's strategy in helping meet the world's need for electricity is to participate in competitive power markets as they develop either by greenfield development or by acquiring and operating existing facilities or systems in these markets. The Company generally operates electric generating facilities that utilize natural gas, coal, oil, hydro power, or combinations thereof. In addition, the Company participates in the distribution and retail supply businesses in certain limited instances, and will continue to review opportunities in such markets in the future.

Other elements of the Company's strategy include:

        - Supplying energy to customers at the lowest cost possible, taking into account factors such as reliability and environmental performance;

        - Constructing or acquiring projects of a relatively large size (generally larger than 100 megawatts);

        - When available, entering into power sales contracts with electric utilities or other customers with significant credit strength; and

        - Participating in distribution and retail supply markets that grant concessions with long-term pricing arrangements.

The Company also strives for operating excellence as a key element of its strategy, which it believes it accomplishes by minimizing organizational layers and maximizing company-wide participation in decision-making. AES has attempted to create an operating environment that results in safe, clean and reliable electricity generation. Because of this emphasis, the Company prefers to operate all facilities which it develops or acquires; however, there can be no assurance that the Company will have operating control of all of its facilities.

Where possible, AES attempts to sell electricity under long-term power sales contracts. The Company attempts, whenever possible, to structure the revenue provisions of such power sales contracts such that changes in the cost components of a facility (primarily fuel costs) correspond, as effectively as possible, to changes in the revenue components of the contract. The Company also attempts to provide fuel for its operating plants generally under long-term supply agreements, either through contractual arrangements with third parties or, in some instances, through acquisition of a dependable source of fuel.

As electricity markets become more competitive, it may be more difficult for AES (and other power generation companies) to obtain long-term power sales contracts. In markets where long-term contracts are not available, AES will pursue methods to hedge costs and revenues to provide as much assurance as possible of a project's profitability. In these situations, AES might choose to purchase a project with a partial hedge or with no hedge, with the strategy that its diverse portfolio of projects provides some hedge to the increased volatility of the project's earnings and cash flow. Additionally, AES may choose not to participate in these markets.

The Company attempts to finance each domestic and foreign plant primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the project's revenues and provide that the repayment of the loans (and interest thereon) is secured solely by the capital stock, physical assets, contracts and cash flow of that plant subsidiary or affiliate. This type of financing is generally referred to as "project financing." The lenders under these project financing structures cannot look to AES or its other projects for repayment, unless such entity explicitly agrees to undertake liability. AES has explicitly agreed to undertake certain limited obligations and contingent liabilities, most of which by their terms will only be effective or will be terminated upon the occurrence of future events.

                              RECENT DEVELOPMENTS

In February 1997, AES entered into a definitive agreement to acquire the international assets (inclusive of approximately $42 million of net monetized assets) of Destec Energy, Inc. ("Destec"), a large independent energy producer with headquarters in Houston, Texas, at a total price to AES of $407 million, which price is subject to adjustment to reflect net cash flow between the international assets of Destec and the rest of Destec from January 1, 1997 to the closing date. NGC Corporation ("NGC"), working in conjunction with AES, was selected as the winning bidder in an auction for all of Destec at a total acquisition price of $1.27 billion. AES will acquire the international assets of Destec immediately following NGC's acquisition of Destec. Destec's international assets to be acquired by AES include ownership interests in the following five electric generating plants (with ownership percentages in parentheses): (i) a 110 MW gas-fired combined cycle plant in Kingston, Canada (50 percent); (ii) a 405 MW gas-fired combined cycle plant in Terneuzen, Netherlands (50 percent);
(iii) a 140 MW gas-fired simple cycle plant in Cornwall, England (100 percent);
(iv) a 235 MW oil-fired simple cycle plant in Santo Domingo, Dominican Republic (99 percent); and (v) a 1,600 MW coal-fired plant in Victoria, Australia (20 percent). The acquisition by AES of Destec's international assets also includes all of Destec's non-U.S. developmental stage power projects, including projects in Taiwan, England, Germany, the Philippines, Australia and Colombia. A number of risks are associated with this acquisition including those relating to the closing of the transaction (which, in itself, is contingent on the closing of NGC's acquisition of Destec), the receipt of government approvals and other consents, financing, operation and maintenance, construction and environmental risk.

In February 1997, AES announced that its subsidiary, AES Electric Ltd., raised L112.5 million of non-recourse project financing, underwritten solely by The Industrial Bank of Japan, Limited, for its 230 MW gas-fired combined cycle facility in Barry, South Wales, United Kingdom. The Barry facility will sell electricity into the national electricity market in the United Kingdom, and is expected to be operational by the second quarter of 1998. AES began construction of the Barry facility in October 1996. Substantial risks to the successful completion of this project exist, including those relating to governmental approvals, the demand for and price of electricity in the United Kingdom national electricity market, financing, construction and permitting. There can be no assurance that this project will be completed.

In February 1997, AES announced the execution by subsidiaries of AES of three power purchase agreements (the "PPAs"), for an aggregate generating capacity of at least 457 MWs, with GPU Energy, the energy services and delivery business of GPU, Inc., a public utility holding company. AES plans to build a 720 MW natural gas-fired, combined cycle facility in Pennsylvania to sell power under the PPAs beginning in 2000 and to sell power to other potential purchasers. Between March and July 1996, subsidiaries of AES acquired the right to negotiate the PPAs from other independent power producers for a net aggregate cost of approximately $28 million. GPU Energy is required to reimburse AES for substantially all its initial net investment if the project does not receive the requisite regulatory approvals and permits. In January 1997, a joint venture company led by a subsidiary of AES was selected as the winning bidder to build, own and operate a 484 MW gas-fired combined cycle power plant in the City of Merida, Yucatan, Mexico. These projects are subject to a number of risks including those related to financing, construction and contract compliance, and there can be no assurance that these projects will be completed successfully.

In January 1997, AES acquired an additional 2.4% of the voting interest in Light Servicos de Electricidade, S.A. ("Light"), a vertically integrated electric utility in the state of Rio de Janeiro, Brazil, bringing its total equity interest in Light to 13.75%. In December 1996, a subsidiary of AES completed a $167.5 million syndicated bank financing related to its equity ownership of Light (which at the time was 11.35%). Under the terms of the financing, a wholly-owned subsidiary of AES pledged the shares of Light owned by it as collateral for the loan. The proceeds of the financing were used to repay a portion of the debt incurred in the original acquisition of Light.

In December 1996, AES, through a subsidiary, completed the purchase of an additional 12.5% of Tiszai Eromu Rt., an electric generation company in Hungary consisting of three power plants with an aggregate capacity of 1,281 MWs and a coal mine, from employee pension plans at a cost of $17 million, bringing AES's total equity interest in Tiszai Eromu Rt. to 93.3%. In August 1996, AES acquired its initial 80.8% of Tiszai Eromu Rt. at a cost of $110 million.

In November 1996, AES China Generating Company, Ltd. ("AES Chigen") and AES entered into an Agreement and Plan of Amalgamation, providing among other things for AES Chigen to become a wholly-owned subsidiary of AES

(the "Amalgamation"). The Amalgamation is subject to various conditions, including the approval of the holders of the Class A Common Stock of AES Chigen, and there can be no assurance that the Amalgamation will be consummated. The AES Chigen shareholders meeting to vote on the Amalgamation is scheduled for March 31, 1997. The Company is party to pending litigation regarding the Amalgamation, which it does not believe will have a material adverse effect on its results of operations or financial position.

In August 1996, AES, together with its partner, acquired a 4,000 megawatt mine-mouth, coal-fired power facility in Kazakstan. The facility sells electricity to the government-owned distribution company under a 35 year power sales contract. Due to economic difficulties over the ten years prior to the Company's purchase, the facility has experienced a reduction in performance and has operated at a capacity factor of approximately 20%. AES has agreed to increase the availability to 63% over a five year period (contingent on the purchaser's performance of its obligations under the power sales contract). Through December 31, 1996, approximately $35 million (excluding VAT) was billed under the power sales contract for electricity, of which the purchaser paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable as of December 31, 1996 to $10 million. As of December 31, 1996, the net assets of this project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract or the recoverability of the Company's investment or additional amounts the Company may invest in the project. Other substantial risks associated with this plant exist, including those relating to operations and maintenance, construction, refurbishment, political risk, repatriation of earnings and currency convertibility.

Sales to Connecticut Light & Power Company ("CL&P") represented 16% of the Company's total revenues in 1996. Moody's Investor Services ("Moody's") and Standard & Poor's ("S&P") have rated CL&P's senior secured long-term debt Baa3/BBB- and placed CL&P on creditwatch with a negative outlook. In March 1997, as a result of regulatory action by the Public Service Commission of New Hampshire, Moody's and S&P downgraded the senior unsecured debt of Northeast Utilities, the parent of CL&P, from Ba2/BB to Ba3/BB-. See "Risk Factors -- Dependence on Utility Customers and Certain Projects" in the accompanying Prospectus.

                             COMMON STOCK OFFERING

COMMON STOCK OFFERED.........................   3,125,000 shares
COMMON STOCK OUTSTANDING AFTER THE COMMON
  STOCK OFFERING (1).........................   80,617,990 shares
TECONS OFFERING..............................   Concurrently with the Common Stock Offering,
                                                AES Trust I, a Delaware business trust formed
                                                by AES, is offering 4,000,000 TECONS to the
                                                public (4,600,000 if the underwriters'
                                                over-allotment option granted in the TECONS
                                                Offering is exercised in full). Each TECONS
                                                is being offered to the public at a price of
                                                $50, and is convertible into        share of
                                                AES Common Stock (equivalent to a conversion
                                                price of $       per share of AES Common
                                                Stock). The consummation of the Common Stock
                                                Offering is not contingent on the closing of
                                                the TECONS Offering.
USE OF PROCEEDS..............................   The Company will use the net proceeds from
                                                the Common Stock Offering together with the
                                                net proceeds from the TECONS Offering and
                                                cash on hand in connection with its
                                                acquisition of the international assets of
                                                Destec and for general corporate purposes.
LISTING......................................   The Common Stock is listed on the NYSE under
                                                the symbol "AES."

---------------
(1) Does not include (i) 5.0 million shares issuable upon exercise of options, warrants or stock units to purchase shares outstanding as of December 31, 1996;
(ii) 2.5 million shares of Common Stock issuable upon the Company's acquisition
of AES China Generating Co. Ltd.; and (iii)             shares issuable upon
conversion of the TECONS, assuming the closing of the TECONS Offering (and that the over-allotment option granted in connection with the TECONS Offering is not exercised).

                    SUMMARY CONSOLIDATED FINANCIAL DATA (1)

                                                       ---------------------------------------------
                                                                  YEARS ENDED DECEMBER 31
      Dollars in millions, except per share data       1992      1993      1994      1995      1996
                                                       -----     -----     -----     -----     -----
STATEMENTS OF OPERATIONS DATA:
Revenues.............................................. $ 401     $ 519     $ 533     $ 679     $ 835
Operating income......................................   155       196       236       253       278
Net income............................................    56        71       100       107       125
Net income per share.................................. $0.80     $0.98     $1.32     $1.41     $1.62

                                                                              AS OF DECEMBER 31, 1996
                                                                            ---------------------------
                                                                            ACTUAL       AS ADJUSTED(2)
                                                                            ------       --------------
BALANCE SHEET DATA:
Total assets............................................................    $3,622               $4,014
Short-term debt.........................................................       198                  198
Long-term debt..........................................................     2,008                2,008
Company-obligated mandatorily redeemable preferred securities of AES
  Trust I...............................................................        --                  200
Stockholders' equity....................................................       721                  913

---------------
(1) The historical information has been derived from the Company's audited consolidated financial statements.
(2) As adjusted to give effect to the issuance of the TECONS pursuant to the TECONS Offering and the issuance of 3,125,000 shares of AES Common Stock pursuant to the Common Stock Offering (based on an assumed price to public of $63.75 per share, the reported last sale price of the Common Stock on March 11,
1997), but not the application of the proceeds therefrom.

                                USE OF PROCEEDS

The net proceeds to the Company from the Common Stock offered hereby are estimated (based on an assumed price to public of $63.75 per share, the reported last sale price of the Common Stock on March 11, 1997) to be $192 million ($221 million if the Underwriters' over-allotment option is exercised in full). The proceeds to the Trust from the TECONS Offering will be $200 million ($230 million if the underwriters' over-allotment option is exercised in full). The proceeds of the sale of the TECONS will be invested by the Trust in Junior Subordinated Debentures of the Company. The Company intends to use all $194 million ($223 million if the underwriters' over-allotment option in respect of the TECONS Offering is exercised in full) of the net proceeds from the issuance of the Junior Subordinated Debentures in connection with its acquisition of the international assets of Destec. The Company intends to use the net proceeds from the Common Stock Offering together with cash on hand to finance the balance of the $407 million purchase price payable in connection with the acquisition of the international assets of Destec and for general corporate purposes, including potential acquisitions. Pending such applications, the Company will use such proceeds to reduce amounts outstanding under its revolving credit facility (the "Revolver"). See "Business -- Recent Developments."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

AES Common Stock began trading on the NYSE on October 16, 1996 under the symbol "AES." Prior to that date, AES Common Stock had been quoted on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol "AESC." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape and by NASDAQ/NMS.

                                                                                -------------
                                                                                HIGH     LOW
                                                                                ----     ----

         1995
         First Quarter.......................................................   19 3/4   16
         Second Quarter......................................................   19 1/4   16
         Third Quarter.......................................................   21 5/8   18 1/2
         Fourth Quarter......................................................   24       18 3/4
         1996
         First Quarter.......................................................   25 1/4   21
         Second Quarter......................................................   29 5/8   22 1/4
         Third Quarter.......................................................   40 1/2   27 7/8
         Fourth Quarter......................................................   50 1/8   39 1/4
         1997
         First Quarter (through March 11, 1997)..............................   68 1/4   44 1/2

No cash dividends have been paid on AES Common Stock since December 22, 1993 in order to provide capital for the Company's equity investments in projects.

The Company's ability to declare and pay dividends (and to make payments with respect to the Junior Subordinated Debentures) is dependent, among other things, on the ability of its project subsidiaries to declare and pay dividends (and otherwise distribute cash) to it, the Company's ability to service its parent company debt and the Company's ability to meet certain criteria for paying dividends under the Revolver and under certain outstanding indebtedness.

The ability of the Company's subsidiaries to declare and pay dividends and otherwise distribute cash to the Company is subject to certain limitations in the project loans and other documents entered into by such project subsidiaries. Such limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods.

Cash dividend payments on AES Common Stock are limited under the Revolver to a certain percentage of cash flow. The indentures relating to the Company's existing senior subordinated notes preclude the payment of cash dividends if at the time of such payment or after giving effect thereto an event of default (as defined), or an event that, after the giving of notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, if certain fixed charge coverage ratios are not met or if the payment of such dividends, together with other restricted payments, would exceed certain limits.

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of AES as of December 31, 1996 and such capitalization as adjusted to give effect to the issuance of 4,000,000 TECONS in the TECONS Offering and the issuance of the AES Common Stock in the Common Stock Offering (based on an assumed price to public of $63.75 per share, the reported last sale price of the Common Stock on March 11, 1997), but not the application of the proceeds therefrom. See "Use of Proceeds".

                                                                          ----------------------
                                                                            DECEMBER 31, 1996
Dollars in millions, except per share data                                ACTUAL     AS ADJUSTED
                                                                             ------     -----------
SHORT-TERM DEBT:
  Revolving bank loan (current portion)................................   $   88          $   88
  Project financing debt (current portion).............................      110             110
                                                                          ------          ------
     Total short-term debt.............................................   $  198           $ 198
                                                                          ======          ======
LONG-TERM DEBT:
  Revolving bank loan..................................................   $  125           $ 125
  Project financing debt...............................................    1,558           1,558
  9 3/4% Senior Subordinated Notes due 2000............................       75              75
  10 1/4% Senior Subordinated Notes due 2006...........................      250             250
                                                                          ------          ------
     Total long-term debt..............................................    2,008           2,008
                                                                          ------          ------
COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF AES
  TRUST I..............................................................       --             200
STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value: 100.0 million shares authorized; 77.4
     million shares issued and outstanding (1).........................        1               1
  Additional paid-in capital...........................................      360             552
  Retained earnings....................................................      396             396
  Treasury stock.......................................................       (3)            (3)
  Cumulative foreign currency translation adjustment...................      (33)           (33)
                                                                          ------          ------
     Total stockholders' equity........................................      721             913
                                                                          ------          ------
       Total capitalization............................................   $2,729          $3,121
                                                                          ======          ======

---------------
(1) As adjusted, 80.5 million shares of AES Common Stock issued and outstanding. In addition to the shares of AES Common Stock outstanding, as of December 31, 1996, there were outstanding warrants and options to purchase 4.7 million shares of AES Common Stock and stock units to purchase 0.3 million shares of AES Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with the Company's consolidated financial statements and related notes and with the "Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement. The selected consolidated financial data as of and for each of the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and the independent auditors' report thereon, are included elsewhere in this Prospectus Supplement.

                                                       ----------------------------------------------
                                                                  YEARS ENDED DECEMBER 31
         In millions, except per share data             1992      1993      1994      1995      1996
                                                       ------    ------    ------    ------    ------
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Sales.............................................   $  394    $  508    $  514    $  672    $  824
  Services..........................................        7        11        19         7        11
                                                       ------    ------    ------    ------    ------
     Total revenues.................................      401       519       533       679       835
                                                       ------    ------    ------    ------    ------
Operating cost and expenses:
  Cost of sales.....................................      222       257       252       388       495
  Cost of services..................................        6         9        13         6         7
  Selling, general and administrative expenses......       18        35        32        32        35
  Provision to reduce carrying value of assets......       --        22        --        --        20
                                                       ------    ------    ------    ------    ------
     Total operating costs and expenses.............      246       323       297       426       557
                                                       ------    ------    ------    ------    ------
Operating income....................................      155       196       236       253       278
Other income and (expense):
  Interest expense..................................      (99)     (128)     (125)     (127)     (144)
  Interest income...................................        8        11        22        27        24
  Equity in earnings of affiliates (net of income
     taxes).........................................        2        10        12        14        35
                                                       ------    ------    ------    ------    ------
Income before income taxes, minority interest and
  extraordinary item................................       66        89       145       167       193
Income taxes........................................        9        18        44        57        60
Minority interest...................................        1        --         3         3         8
                                                       ------    ------    ------    ------    ------
Net income before extraordinary item................       56        71        98       107       125
Extraordinary item..................................       --        --         2        --        --
                                                       ------    ------    ------    ------    ------
Net income..........................................   $   56    $   71    $  100    $  107    $  125
                                                       ======    ======    ======    ======    ======
Net income per share................................   $ 0.80    $ 0.98    $ 1.32    $ 1.41    $ 1.62
                                                       ======    ======    ======    ======    ======
Weighted average number of common and common
  equivalent shares.................................     69.4      73.0      75.8      75.9      77.3
BALANCE SHEET DATA:
Total assets........................................   $1,552    $1,687    $1,915    $2,341    $3,622
Revolving bank loan (current).......................       --        --        --        50        88
Project financing debt (current)....................       71        79        61        84       110
Revolving bank loan (long-term).....................       --        --        --        --       125
Project financing debt (long-term)..................    1,146     1,075     1,019     1,098     1,558
Other notes payable (long-term).....................       50       125       125       125       325
Stockholders' equity................................      177       309       401       549       721

                      DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The AES Corporation and its subsidiaries and affiliates are primarily in the business of selling electricity to customers in the U.S., England, Northern Ireland, Argentina, China, Brazil, Hungary and Kazakstan. Electricity sales accounted for 97% of total revenues during 1996 and 1995. Other sales arise from the sale of steam and other commodities related to the Company's cogeneration operations. Service revenues represent fees earned in connection with energy consulting, wholesale power services and services provided to affiliates.

The electricity sold is generated (or manufactured) by power plants owned or leased by subsidiaries and affiliates. AES now operates and owns (entirely or in part) a diverse portfolio of electric power plants with a total capacity of 9,627 megawatts. Of that total, 60% are fueled by coal or petroleum coke, 8% are fueled by natural gas, 10% are hydroelectric facilities, 1% are fueled by oil and the remaining 21% are capable of using multiple fossil fuels. Of the total megawatts, 1,069 (six plants) are located in the U.S., 1,420 (three plants) are in the UK, 840 (five plants) are in Argentina, 229 (four plants) are in China, 1,281 (three plants) are in Hungary, 788 (four hydro-electric complexes) are in Brazil and 4,000 (one plant) is in Kazakstan. AES has grown its portfolio of generating assets by greenfield development and by acquisitions of existing plants, primarily through competitively bid privatization initiatives outside the U.S.

AES is currently in the process of adding 1,672 megawatts to its operating portfolio by constructing two oil-fired power plants in Pakistan totaling 674 megawatts, a 180 megawatt coal-fired plant in the U.S., one oil-fired, one natural gas-fired and three coal-fired plants in China (one of which is an extension of an existing plant) totaling 588 megawatts and a 230 megawatt natural gas-fired plant in Wales. In total, AES's net equity ownership in plants in operation and under construction is 7,475 megawatts.

Because of the significant magnitude and complexity of building electric generating plants, construction periods often range from two to four years, depending on the technology and location. AES currently expects that projects now under construction will reach commercial operation and begin to sell electricity at various dates through 1999. The completion of each plant in a timely manner is generally supported by a guarantee from the plant's construction contractor; however, it remains possible, due to changes in the economic, political, technological, regulatory or logistical circumstances surrounding individual plants and their locations, that commercial operations may be delayed.

AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.

Certain subsidiaries and affiliates (domestic and non-U.S.) have signed long-term contracts for the sale of electricity and are in various stages of developing the related greenfield projects. Because these potential projects have yet to begin construction or procure committed long-term financing ("financial closing"), there exist substantial risks to their successful completion, including, but not limited to, those relating to failures of siting, financing, construction, permitting, governmental approvals or termination of the power sales contract as a result of a failure to meet milestones. As of December 31, 1996, capitalized costs for projects under development were approximately $53 million. The Company believes that these costs are recoverable; however, no assurance can be given that changes in circumstances related to individual development projects will not occur or that any of these projects will be completed and reach commercial operation.

AES has been successful in acquiring a portion of its portfolio by participating in competitive bidding under government sponsored privatization initiatives and has been particularly interested in acquiring existing assets in electricity markets that are promoting competition. In such privatizations, sellers generally seek to complete competitive solicitations in less than one year, much quicker than greenfield development, and require payment in full on transfer. AES believes that its experience in competitive markets and its integrated divisional structure, with geographically dispersed locations, enable it to react quickly and creatively in such situations.

Because of this relatively quick process or other considerations, it may not always be possible to arrange "project financing" (the Company's historically preferred financing method, which is discussed further under "Cash Flows, Financial Resources and Liquidity") for specific potential acquisitions. As a result, during 1996, the Company enhanced its financial capabilities to respond to these more accelerated opportunities by expanding the Revolver to $425 million. AES also filed a $750 million "universal shelf" registration statement that provides for the issuance of various additional debt and preferred or common equity securities either individually or in combination. The TECONS Offering and the Common Stock Offering are being made pursuant to such shelf registration. AES also may consider an exchange of project ownership interests to fund future acquisition opportunities.

RESULTS OF OPERATIONS

Revenues

Total revenues increased $156 million (23%) to $835 million from 1995 to 1996 after increasing $146 million (27%) to $679 million from 1994 to 1995. The increase in 1996 primarily reflects the acquisition of controlling interests in AES Tiszai and AES Ekibastuz. The increase from 1994 to 1995 primarily reflects the additional revenues arising from the acquisition of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater (resulting from the acquisition of its outstanding debt), and improved capacity factors at AES Thames and AES Barbers Point. These increases were offset, in part, by decreased energy revenues at AES Placerita.

The nature of most of the Company's operations is such that each power plant generally relies on one power sales contract with a single electric utility customer or a regional or national transmission and distribution customer for the majority, if not all, of its revenues. During 1996, the Company's five largest customers accounted for 73% of total revenues. The prolonged failure of any one customer to fulfill its contractual payment obligations in the future could have a substantial negative impact on AES's results of operations. Where possible, the Company has sought to reduce this risk, in part, by entering into power sales contracts with customers that have their debt or preferred stock rated "investment grade" by nationally recognized rating agencies and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

However, AES does not limit its business solely to the most developed countries or economies, or only to those countries with investment grade sovereign credit ratings. In certain locations, particularly developing countries or countries that are in a transition from centrally planned to market oriented economies, the electricity purchasers may experience difficulty in meeting contractual payment obligations.

In August 1996, AES, together with its partner, acquired a 4,000 megawatt mine-mouth, coal-fired power facility in Kazakstan. The facility sells electricity to the government-owned distribution company under a 35 year power sales contract. Due to economic difficulties over the ten years prior to the Company's purchase, the facility has experienced a reduction in performance and has operated at a capacity factor of approximately 20%. AES has agreed to increase the availability to 63% over a five year period (contingent on the purchaser's performance of its obligations under the power sales contract). Through December 31, 1996, approximately $35 million (excluding VAT) was billed under the power sales contract for electricity, of which the purchaser paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable as of December 31, 1996 to $10 million. As of December 31, 1996, the net assets of this project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract or the recoverability of the Company's investment or additional amounts the Company may invest in the project. Other substantial risks associated with this plant exist, including those relating to operations and maintenance, construction, refurbishment, political risk, repatriation of earnings and currency convertibility.

A portion of the electricity sales from certain plants is not subject to a contract and is available for sale, when economically advantageous, in the relevant spot electricity market. The prices paid for electricity in the spot markets may be volatile and are dependent on the behavior of the relevant economies, including the demand for and retail price of electricity and the competitive price and availability of power from other suppliers.

Costs of Sales and Services

Total costs of sales and services increased $108 million (27%) to $502 million in 1996 after increasing $129 million (49%) to $394 million from 1994 to 1995. The increase in 1996 was caused primarily by the costs of electricity sales associated with the acquisition of controlling interests in AES Tiszai and AES Ekibastuz. The increase from 1994 to 1995 was caused primarily by the additional operating costs arising from the acquisitions of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater and increased fuel costs arising from a higher capacity factor at AES Barbers Point, offset in part by decreased fuel and operating costs at AES Placerita.

Gross Margin

Gross margin (revenues less costs of sales and services) increased (prior to consideration of the $20 million provision to reduce contract receivable) $48 million (17%) to $333 million from 1995 to 1996 after increasing $17 million (6%) to $285 million from 1994 to 1995. The improvement in 1996 primarily reflects the additional gross margins contributed by the operations of AES Tiszai and AES Ekibastuz, improved operations of AES San Nicolas and AES Thames and higher electricity prices under the AES Deepwater sales contract due to higher natural gas prices. The improvement in 1995 reflects the acquisitions of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater and improved operations at AES Placerita and AES Thames, offset in part by lower service revenues from affiliates. Gross margin as a percentage of total revenues (net of the provision to reduce contract receivable) decreased from 42% in 1995 to 37% in 1996, primarily due to lower gross margin percentages at AES Tiszai and AES Ekibastuz, offset in part by an improved gross margin percentage at AES Deepwater. Gross margin as a percentage of total revenues decreased from 50% in 1994 to 42% in 1995, primarily due to a lower gross margin percentage at AES San Nicolas.

Because the Company's operations are located in different geographical areas, seasonal variations have not historically had a significant effect on quarterly financial results. However, unusual weather conditions and the specific needs of each plant to perform routine or unanticipated facility maintenance, which would require an outage, could have an effect on quarterly financial results. In addition, some power sales contracts permit the utility customer to significantly dispatch the related plant (i.e., direct the plant to deliver a reduced amount of electrical output) within certain specified parameters. Such dispatching, however, does not have a material impact on the results of operations of the related subsidiary because, even when dispatched, the plant's capacity payments generally are not reduced.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased less than $3 million (9%) to $35 million from 1995 to 1996 after increasing less than $1 million (3%) to $32 million from 1994 to 1995. The 1996 increase is attributable to increases in administrative costs and expenses associated with the development of new business opportunities. The 1995 increase is attributable to an increase in administrative costs. As a percentage of total revenues, selling, general and administrative expenses decreased to 4% in 1996, down from 5% in 1995 and 6% in 1994. The Company's general and administrative costs do not necessarily vary with changes in revenues.

Operating Income

Operating income improved $25 million (10%) to $278 million from 1995 to 1996 after increasing $17 million (7%) to $253 million from 1994 to 1995. The increases result from the factors discussed in the preceding paragraphs, offset in part for 1996 by the provision of $20 million to reduce the contract receivable at AES Ekibastuz.

Other Income and Expense

Other income and expense, on a net basis, decreased $1 million (1%) to $85 million from 1995 to 1996 after decreasing $5 million (5%) to $86 million from 1994 to 1995. Interest expense increased 13% in 1996 and increased 2% in 1995. The increase in 1996 reflects additional interest associated with increased borrowings under the Revolver, the issuance in June 1996 of $250 million of the Company's 10 1/4% senior subordinated notes due 2006 (the "10 1/4 Notes") and project financing debt associated with the acquisition of the Company's equity investment in Light and additional project financing debt associated with the acquisition of AES Tiszai, offset, in part, by declining balances related to other project financing debt. The increase in 1995 reflects the additional interest expense associated with the acquisition of a controlling interest in AES San Nicolas offset almost entirely by declining balances of other project financing debt. AES capitalizes interest incurred during the development and construction of its facilities. Interest capitalized totaled approximately $27 million in 1996, $8 million in 1995 and $2 million in 1994.

Interest income decreased 11% in 1996 and increased 23% in 1995. The 1996 decrease results primarily from lower invested funds at AES Chigen, offset in part by interest income earned on notes receivable at AES Tiszai. The 1995 increase reflects higher cash and debt service reserve account balances at operating plants, higher interest rates and a full year of interest on AES Chigen's invested cash balances, offset in part by investments in new projects at AES Chigen and a decrease in the balance of corporate unrestricted cash and cash equivalents.

Equity in earnings of affiliates (after income taxes) increased 150% in 1996 and 17% in 1995. The increase in 1996 results almost entirely from the Company's acquisition of an 11.35% interest in Light in June 1996, offset slightly by a decrease in equity in earnings from NIGEN due to a planned outage. The increase in 1995 results most significantly from the start of operations at Medway in late 1995.

Income Taxes

The Company's effective tax rate increased to 40% in 1996 and to 38% in 1995 from 34% in 1994. The increase in 1996 is due primarily to foreign withholding and income taxes. The increase in 1995 is due to the elimination of the U.S. federal valuation allowance resulting from the purchase in 1995 of the previously outstanding debt of AES Deepwater.

Extraordinary Items

During 1994, the Company purchased and retired the subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes. Also, in 1994, the Company's affiliate, NIGEN, refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million, of which the Company's share was $2 million, net of taxes.

OUTLOOK

All over the world, electricity markets are being restructured and there is a trend away from government-owned and government-regulated electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries (for example, the UK, Brazil and some of those of the former Soviet Union, among others) have or are in the process of "privatizing" their electricity systems by selling all or part of such to private investors. This global trend of electricity market restructuring has created significant new business opportunities for companies like AES.

Although recent activity in the U.S. electricity market has provided some opportunities for independent and competitive power companies, most of the country's generating capacity along with substantially all of the transmission and distribution services continue to be regulated under a state and federal regulatory framework. In the U.S., some states (for example, California, Illinois, Massachusetts, Michigan and Pennsylvania) have passed or are considering new legislation that would permit utility customers to choose their electricity supplier in a competitive electricity market (so-called "retail access" or "customer choice" laws). While each state's plan differs in details, there are certain consistent elements, including allowing customers to choose their electricity suppliers by a certain date (the dates in the existing or proposed legislation vary between 1998 and 2003), allowing utilities to recover "stranded assets" (the remaining costs of uneconomic generating or regulatory assets) and a reaffirmation of the validity of contracts like the Company's U.S. contracts.

In addition to the potential for state restructuring legislation, the U.S. Congress has proposed new federal legislation to encourage customer choice and recovery of stranded assets. Federal legislation might be needed to avoid the "patchwork quilt" effect of each state acting separately to pass restructuring legislation. While it is uncertain whether or when federal legislation dealing with electricity restructuring might be passed, it is the opinion of the Company that such legislation would likely have a neutral or positive effect on the Company's U.S. business.

There is also legislation currently before the U.S. Congress to repeal part or all of the current provisions of the Public Utility Regulatory Policies Act of 1978 ("PURPA") and of the Public Utility Holding Company Act of 1935 ("PUHCA"). The Company believes that if such legislation is adopted, competition in the U.S. for new capacity from vertically integrated utilities would presumably increase. However, independents like AES would also be free to acquire retail utilities.

As consumers, regulators and suppliers continue the debate about how to further decrease the regulatory aspects of providing electricity services, the Company believes in and is encouraging the continued orderly transition to a more competitive electricity market. Inherent in any significant transition to competitive markets are risks associated with the competitiveness of existing regulated enterprises, and as a result, their ability to perform under long-term contracts such as the Company's electricity sale contracts. Although AES strongly believes in the integrity of its contracts, there can be no assurance that each of its customers, in a restructured and competitive environment, will be capable in all circumstances of fulfilling their financial and legal obligations.

It is also possible that as more of the world's markets for electricity move toward competition, an increasing proportion of the Company's revenues may be dependent on prices determined in spot markets. In order to capture a portion of the market share in competitive generation markets, AES is considering and may elect to invest in and construct low-cost plants in those markets. Such an investment, which would not necessarily be supported by a long-term electricity sales contract for all or any of the plant's expected output, may require the Company (as well as its competitors) to make larger equity contributions (as a percentage of the total capital cost) than the more "traditional" contract-based investments.

AES's involvement in the development of new projects and the acquisition of existing plants in locations outside the U.S. is increasing and most of AES's current development and acquisition activities are for projects and plants outside the U.S. The financing, development and operation of such projects and plants may entail significant political and financial uncertainties and other structuring issues (including, without limitation, uncertainties associated with the legal environments, with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency convertibility, political instability, civil unrest and expropriation). These issues have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or plant being operated, which AES may not be capable of or choose to fully insure or hedge against.

FINANCIAL POSITION

At December 31, 1996, AES had working capital of $120 million as compared to $218 million at the end of 1995. The decrease is primarily attributable to decreased balances of cash and short-term investments, increases in accounts payable and accrued liabilities and increases in the current portion of borrowings under the Revolver and project financing debt, offset in part by increases in inventory, accounts receivable and deferred income taxes.

Property, plant and equipment, net of accumulated depreciation, was $2.22 billion at December 31, 1996, up from $1.55 billion at the end of 1995. The net increase of $670 million (43%) is primarily attributable to the acquisition during 1996 of AES San Juan, AES Tiszai and AES Ekibastuz, the continuation of construction activities at AES Lal Pir, AES Pak Gen and AES Warrior Run and the commencement of construction activities at Jiaozou and AES Barry.

Other assets increased $555 million (161%) to $900 million primarily due to the Company's purchase of and undistributed earnings from an 11.35% interest in Light, payments to debt service reserves, payments for deferred financing costs associated with a higher level of debt financing, reimbursable payments for contracts related to a project in development and intangible assets acquired through the purchase of AES San Juan.

Project financing debt, net of repayments, increased as a result of additional borrowings associated with the Company's purchase of an 11.35% interest in Light and additional construction borrowings associated with AES Lal Pir, AES Pak Gen and AES Warrior Run. A significant portion of the AES Lal Pir and AES Pak Gen loans, associated with equipment purchases, will be borrowed and repaid (as scheduled in the future) in Japanese yen. The anticipated electricity prices under the related power sales contracts (to be received beginning with commercial operation of those plants) also include a yen component designed to correlate with the yen-based financing.

Other notes payable (non-current) increased $325 million (260%) to $450 million as a result of the issuance of the $250 million of the 10 1/4% Notes and increased borrowings under the Revolver of $125 million that are due in excess of one year, offset in part by the conversion of $50 million of the Company's
6 1/2% convertible subordinated debentures.

CASH FLOWS, FINANCIAL RESOURCES AND LIQUIDITY

Cash from Operations

Cash flows provided by operating activities totaled $182 million during 1996 as compared to $197 million during 1995 and $164 million in 1994. The decrease in 1996 was primarily due to a larger proportion of net income being derived from undistributed earnings from affiliates, larger cash payments for income taxes and increased deferred financing costs associated with a higher level of debt financing activity in 1996. These factors offset a significant increase in net income before depreciation as compared with 1995. The increase in 1995 was primarily due to increased pre-tax income. Unrestricted net cash flow (as defined in the Indenture for the 10 1/4% Notes, which is after cash paid for general and administrative costs, taxes and project development expenses but before investments and debt service) amounted to approximately $133 million for the year ended December 31, 1996 as compared to $110 million for the year ended December 31, 1995.

Cash from Investing Activities

Net cash used in investing activities totaled $1.135 billion during 1996 as compared to $343 million during 1995 and $120 million in 1994. The 1996 amount primarily reflects the acquisitions of AES San Juan, AES Tiszai and AES Ekibastuz; the Light investment; construction progress at AES Lal Pir, AES Pak Gen, AES Warrior Run and AES Barry; AES Chigen's investments in various projects; reimbursable payments for contracts related to a project in development; and the funding of debt service reserves for the project financing of the Light investment. The 1995 amount primarily reflects the Company's investments in the outstanding debt of AES Deepwater; additional ownership in AES San Nicolas; the acquisition of AES Rio Juramento; construction efforts at AES Lal Pir, AES Pak Gen and AES Warrior Run; and AES Chigen's investments in the Wuxi and Yangchun Fuyang projects. The 1994 amount primarily reflects the investment of cash in short-term investments, capital additions and investments in projects in development.

Cash from Financing Activities

Net cash provided by financing activities aggregated $899 million during 1996 as compared to $130 million during 1995 and $80 million in 1994. The significant cash financing inflows in 1996 were caused by construction loan draws for AES Lal Pir, AES Pak Gen and AES Warrior Run; project acquisition financing of the Light investment; issuance of $250 million of the 10 1/4% Notes; initial project financing at AES San Nicolas; and net borrowings under the Company's revolving line of credit. Significant cash financing outflows were due to scheduled debt amortization of the project financings. During 1995 the Company drew on its project financing loan commitments associated with the construction of AES Lal Pir and AES Warrior Run and borrowed under the Revolver. Repayments of project financing loans during the year were made in accordance with contracted debt service requirements. During 1994, AES Chigen completed an initial public offering of 10.2 million shares of Class A common stock. The Company also made scheduled principal payments on project financing debt in 1994.

Financial Resources and Liquidity

AES has primarily utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non-recourse to other subsidiaries and affiliates and to The AES Corporation as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project, and may cease development of such project.

In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from issuances of senior subordinated notes, convertible debentures and common stock of the Company. In August 1996, substantially all $50 million of the Company's
6 1/2% convertible subordinated debentures due in 2002 were converted into approximately 1.9 million shares of AES Common Stock. The Company also expects to issue approximately 2.5 million shares of AES Common Stock to purchase all of the remaining outstanding Class A shares of AES Chigen at an exchange rate of
0.29 shares of AES Common Stock for each share of AES Chigen Class A common stock in April 1997, subject to approval by the holders of the Class A common stock.

Interim needs for shorter-term and working capital financing at the parent company have been met with borrowings under the Revolver. Over the past several years, the Company has continued to increase the amount of available financing under the Revolver. In the second quarter of 1996, AES increased the size of the Revolver to $425 million. Under the terms of the Revolver, AES will be required to reduce its direct borrowings to $125 million for 30 consecutive days during each twelve month period. The terms of the Revolver also include financial covenants related to net worth, cash flow and investments, and restrictions related to the incurrence of additional debt and certain other obligations and limitations on cash dividends. At December 31, 1996, cash borrowings and letters of credit outstanding under the Revolver amounted to $213 million and $123 million, compared with $50 million and $56 million in 1995. The Company may also attempt to meet its short-term and interim funding needs with commitments from banks and other financial institutions at the parent or subsidiary level on an as needed basis.

The ability of AES's subsidiaries and affiliates to declare and to pay dividends to AES is restricted under the terms of existing project financing debt agreements. See Note 5 to the consolidated financial statements for additional information. In connection with its project financings and project-related contracts, AES has expressly undertaken certain limited obligations and contingent liabilities, most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and contingent liabilities, excluding those collateralized using letter of credit obligations under the Revolver, were limited by their terms as of December 31, 1996 to an aggregate of approximately $176 million. The Company is obligated under other contingent liabilities which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These contingent liabilities aggregated $33 million as of December 31, 1996. In addition, AES has expressly undertaken certain other contingent obligations which the Company does not expect to have a material adverse effect on its results of operations or financial position, but which by their terms are not capped at a dollar amount. Because each of the Company's plants and projects is a distinct entity, the plants and projects are geographically diverse and the obligations related to a single plant or project are based on contingencies of varying types, the Company believes it is unlikely that it will be called upon to perform under several of such obligations at any one time. AES's obligations and contingent liabilities described above in certain cases take the form of, or are supported by, letters of credit.

At December 31, 1996, the Company had future commitments to fund investments in its projects under construction and in development of $106 million. Of this amount, letters of credit in the amount of $76 million have been issued to support these obligations. In February 1997, the Company agreed to acquire the international assets of Destec at a total price to AES of $407 million (including approximately $42 million of net monetized assets), which price is subject to adjustment to reflect net cash flow between the international assets and the rest of Destec from January 1, 1997 to the closing date. The Company has not yet purchased such assets, but at the time of any such purchase, expects to assume certain obligations which require the funding of equity investments in some of these projects in the amount of approximately $82 million over the ensuing two years. These future capital commitments are expected to be funded by internally-generated cash flows and by external financings as may be necessary.

Inflation, Interest Rates, Exchange Rates, Changing Energy Prices and Environmental Performance

The Company attempts, whenever possible, to hedge certain aspects of its projects against the effects of fluctuations in inflation, interest rates, exchange rates and energy prices. AES has generally structured the energy payments in its power sales contracts to adjust with similar price indices as its contracts with the fuel suppliers for the corresponding plants. In some cases a portion of revenues is associated with operations and maintenance costs, and as such is indexed to adjust with inflation. AES has also used a hedging strategy to insulate each plant's financial performance, where appropriate, against the risk of fluctuations in interest rates. Depending on whether capacity payments are fixed or vary with inflation, the Company generally hedges against interest rate fluctuations by arranging fixed-rate or variable rate financing, respectively. In certain cases, the Company executes interest rate swap and interest rate cap agreements to effectively fix or limit the interest rate on the underlying variable rate financing. Such swaps effectively increased the total weighted average borrowing rate on the portion of the Company's hedged debt by 4.1 percentage points, 3.5 percentage points and 4.5 percentage points for the years ended December 31, 1994, 1995 and 1996, respectively. Swap payments in excess of variable interest paid for those same periods were $44 million, $24 million and $29 million, respectively. The following table presents (in millions) the aggregate notional principal amount of interest rate swaps categorized by annual maturity at December 31, 1996 and the weighted average interest rates paid and received (based on market conditions at December 31, 1996):

PAY FIXED RATE SWAPS

                                                       ----------------------------------------------
                                                                                  WEIGHTED AVERAGE
                                                       AGGREGATE NOTIONAL           INTEREST RATE
                  ANNUAL MATURITY                       PRINCIPAL AMOUNT         PAID       RECEIVED
----------------------------------------------------   -------------------      ------      ---------
1997................................................          $ 137             12.48%          5.46%
1998................................................          $  15              9.90%          5.43%
1999................................................          $ 167             10.40%          5.45%
2000................................................          $  17              9.90%          5.43%
2001 through 2007...................................          $ 214              9.90%          5.43%

In addition, certain subsidiaries of the Company have interest rate cap agreements with terms ranging from three to six years in an aggregate notional amount of $280 million.

The hedging mechanisms described above are implemented through contractual provisions with fuel suppliers and international financial institutions. As a result, their effectiveness is dependent, in part, on each counterparty's ability to perform in accordance with the provisions of the relevant contract. The Company has sought to reduce this risk by entering into contracts with creditworthy organizations, where possible, and where not possible, as in the case of certain local fuel suppliers, to execute standby or option agreements with a creditworthy organization.

Because of the complexity of hedging strategies and the diverse nature of AES's operations, the financial performance of its portfolio, although significantly hedged, will likely be somewhat affected by fluctuations in inflation, interest rates and energy prices. For example, AES's current portfolio of operating plants generally performs better with higher oil and natural gas prices and with lower interest rates. Performance is also sensitive to the difference between inflation and interest rates, and generally performs better when increases in inflation are higher than increases in interest rates.

Through its equity investments in foreign affiliates and subsidiaries, AES operates in jurisdictions dealing in currencies other than the Company's consolidated functional currency, the U.S. dollar. Such investments and advances were made to fund equity requirements and to provide collateral for contingent obligations. Due primarily to the long-term nature of the investments and advances, the Company accounts for any adjustments resulting from translation as a charge or credit directly to a separate component of stockholders' equity until such time as the Company realizes such charge or credit. At that time any differences would be recognized in the statement of operations as gains or losses.

In addition, certain of the Company's foreign subsidiaries have entered into obligations in currencies other than their own functional currencies or the U.S. dollar. These subsidiaries have attempted to limit potential foreign exchange exposure by entering into revenue contracts which adjust to changes in the foreign exchange rates. Certain foreign affiliates and subsidiaries operate in countries where the local inflation rates are greater than U.S. inflation rates. In such cases the foreign currency tends to devalue relative to the U.S. dollar over time. The Company's subsidiaries and affiliates have entered into revenue contracts which attempt to adjust for these differences; however, there can be no assurance that such adjustments will compensate for the full effect of currency devaluation, if any.

The Company had approximately $33 million in cumulative translation adjustment losses at December 31, 1996.

Because of the nature of AES's operations and previous operations by others at certain of its current and future facilities, its activities are subject to stringent environmental regulation by relevant authorities at each plant location and the risk of claims under environmental laws. If environmental laws or regulations were to change in the future, there can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business and financial condition would not be materially and adversely affected. In addition, the Company will be required to make significant capital or other expenditures in connection with environmental matters. Although the Company is not aware of non-compliance with environmental laws which would have a material adverse effect on the Company's business or financial condition, at times the Company has been in non-compliance, although no such instance has resulted in revocation of any permit or license.

                                    BUSINESS

AES is a global power company committed to supplying electricity to customers world-wide in a socially responsible way. The Company was one of the original entrants in the independent power market and today is one of the world's largest independent power companies, based on net equity ownership of generating capacity (in megawatts) in operation or under construction. AES markets power principally from electricity generating facilities that it develops, acquires, owns and operates.

Over the last five years, the Company has experienced significant growth. This growth has resulted primarily from greenfield development and also from the acquisition of existing plants, through competitively bid privatization initiatives outside of the United States or negotiated acquisitions. Since 1992, the Company's total generating capacity in megawatts has grown by 426%, with the total number of plants in operation increasing from eight to 26. Additionally, the Company's total revenues have increased at a compound annual growth rate of 20% from $401 million in 1992 to $835 million in 1996, while net income has increased at a compound annual growth rate of 22% from $56 million to $125 million over the same period. AES operates and owns (entirely or in part), through subsidiaries and affiliates, power plants in seven countries with a capacity of approximately 9,600 megawatts (including 4,000 megawatts attributable to Ekibastuz which currently has a capacity factor of approximately 20%). AES is also constructing eight additional power plants and one expansion in four countries with a capacity of approximately 1,700 megawatts. The Company's total ownership in plants in operation and under construction aggregates approximately 11,300 megawatts and its net equity ownership in such plants is approximately 7,500 megawatts. In addition, AES has numerous projects in advanced stages of development, including seven projects with design capacity of approximately 4,700 megawatts that have executed or been awarded power sales agreements.

As a result of the Company's significant growth in recent years, the Company's operations have become more diverse with regard to both geography and fuel service and it has reduced its dependence upon any single project or customer. During 1996, four of the Company's projects contributed more than 10% of the Company's total revenues, Shady Point which represented 20%, San Nicolas which represented 16%, Thames which represented 16% and Barbers Point which represented 15%.

OUTLOOK

The global trend of electricity market restructuring has created significant new business opportunities for companies like AES. Both domestic and international, electricity markets are being restructured and there is a trend away from government-owned electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries have or are in the process of "privatizing" their electricity systems by selling all or part of such systems to private investors. With 18 of its projects having been acquired or commenced commercial operations since 1992, AES has been an active participant in both the international privatization process and the development process. The Company is currently pursuing over 60 projects including acquisitions, the expansion of existing plants and new projects. AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.

STRATEGY

The Company's strategy in helping meet the world's need for electricity is to participate in competitive power markets as they develop either by greenfield development or by acquiring and operating existing facilities or systems in these markets. The Company generally operates electric generating facilities that utilize natural gas, coal, oil, hydro power, or combinations thereof. In addition, the Company participates in the distribution and retail supply businesses in certain limited instances, and will continue to review opportunities in such markets in the future.

Other elements of the Company's strategy include:

        - Supplying energy to customers at the lowest cost possible, taking into account factors such as reliability and environmental performance;

        - Constructing or acquiring projects of a relatively large size (generally larger than 100 megawatts);

        - When available, entering into power sales contracts with electric utilities or other customers with significant credit strength; and

        - Participating in distribution and retail supply markets that grant concessions with long-term pricing arrangements.

The Company also strives for operating excellence as a key element of its strategy, which it believes it accomplishes by minimizing organizational layers and maximizing company-wide participation in decision-making. AES has attempted to create an operating environment that results in safe, clean and reliable electricity generation. Because of this emphasis, the Company prefers to operate all facilities which it develops or acquires; however, there can be no assurance that the Company will have operating control of all of its facilities.

Where possible, AES attempts to sell electricity under long-term power sales contracts. The Company attempts, whenever possible, to structure the revenue provisions of such power sales contracts such that changes in the cost components of a facility (primarily fuel costs) correspond, as effectively as possible, to changes in the revenue components of the contract. A plant's revenue from a power sales contract usually consists of two components, energy payments and capacity payments. Energy payments are usually based on a plant's net electrical output, with payment rates usually indexed to the fuel costs of the customer or to general inflation indices. Capacity payments are based on either a plant's net electrical output or its available capacity. Capacity payment rates vary over the term of a power sales contract according to various schedules. Some power sales contracts permit the utility customer to dispatch the plant (i.e., direct the plant to deliver a reduced amount of electric output) within certain specified parameters. AES attempts to structure the power sales contract payments so that, even when dispatching occurs, the plant continues to receive capacity payments (which provide substantially all of the plant's profits, if any), while it receives reduced energy payments (which primarily cover the variable operating, maintenance and fuel costs associated with operating at higher or lower levels).

The Company attempts to provide fuel for its operating plants generally under long-term supply agreements, either through contractual arrangements with third parties or, in some instances, through acquisition of a dependable source of fuel. The Company will generally contract with outside parties, often the project's fuel supplier, to provide for the removal and disposal of waste.

As electricity markets become more competitive, it may be more difficult for AES (and other power generation companies) to obtain long-term power sales contracts. In markets where long-term contracts are not available, AES will pursue methods to hedge costs and revenues to provide as much assurance as possible of a project's profitability. In these situations, AES might choose to purchase a project with a partial hedge or with no hedge, with the strategy that its diverse portfolio of projects provides some hedge to the increased volatility of the project's earnings and cash flow. Additionally, AES may choose not to participate in these markets.

The Company attempts to finance each domestic and foreign plant primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the project's revenues and provide that the repayment of the loans (and interest thereon) is secured solely by the capital stock, physical assets, contracts and cash flow of that plant subsidiary or affiliate. This type of financing is generally referred to as "project financing." The lenders under these project financing structures cannot look to AES or its other projects for repayment, unless such entity explicitly agrees to undertake liability. AES has explicitly agreed to undertake certain limited obligations and contingent liabilities, most of which by their terms will only be effective or will be terminated upon the occurrence of future events. These obligations and liabilities take the form of guaranties, letter of credit reimbursement agreements, and agreements to pay, in certain circumstances, to project lenders or other parties amounts up to the amounts of distributions previously made by the applicable subsidiary or affiliate to AES. To the extent AES becomes liable under guaranties and letter of credit reimbursement agreements, distributions received by AES from other projects are subject to the possibility of being utilized by AES to satisfy these obligations. To the extent of these obligations, the lenders to a project effectively have recourse to AES and to the distributions to AES from other projects. The aggregate contractual liability of AES is, in each case, usually a small portion of the aggregate project debt, and thus the project financing structures are generally described herein as being "substantially non-recourse" to AES and its other projects.

The Company, a corporation organized under the laws of Delaware, was formed in 1981. The principal office of the Company is located at 1001 North 19th Street, Suite 2000, Arlington, Virginia 22209, and its telephone number is (703) 522-1315.

RECENT DEVELOPMENTS

In February 1997, AES entered into a definitive agreement to acquire the international assets (inclusive of approximately $42 million of net monetized assets) of Destec, a large independent energy producer with headquarters in Houston, Texas, at a total price to AES of $407 million, which price is subject to adjustment to reflect net cash flow between the international assets of Destec and the rest of Destec from January 1, 1997 to the closing date. NGC, working in conjunction with AES, was selected as the winning bidder in an auction for all of Destec at a total acquisition price of $1.27 billion. AES will acquire the international assets of Destec immediately following NGC's acquisition of Destec. Destec's international assets to be acquired by AES include ownership interests in the following five electric generating plants (with ownership percentages in parentheses): (i) a 110 MW gas-fired combined cycle plant in Kingston, Canada (50 percent); (ii) a 405 MW gas-fired combined cycle plant in Terneuzen, Netherlands (50 percent); (iii) a 140 MW gas-fired simple cycle plant in Cornwall, England (100 percent); (iv) a 235 MW oil-fired simple cycle plant in Santo Domingo, Dominican Republic (99 percent); and (v) a 1,600 MW coal-fired plant in Victoria, Australia (20 percent). The acquisition by AES of Destec's international assets also includes all of Destec's non-U.S. developmental stage power projects, including projects in Taiwan, England, Germany, the Philippines, Australia and Colombia. A number of risks are associated with this acquisition including those relating to the closing of the transaction (which, in itself, is contingent on the closing of NGC's acquisition of Destec), the receipt of government approvals and other consents, financing, operation and maintenance, construction and environmental risk.

In February 1997, AES announced that its subsidiary, AES Electric Ltd., raised L112.5 million of non-recourse project financing, underwritten solely by The Industrial Bank of Japan, Limited, for its 230 MW gas-fired combined cycle facility in Barry, South Wales, United Kingdom. The Barry facility will sell electricity into the national electricity market in the United Kingdom, and is expected to be operational by the second quarter of 1998. AES began construction of the Barry facility in October 1996. Substantial risks to the successful completion of this project exist, including those relating to governmental approvals, the demand for and price of electricity in the United Kingdom national electricity market, financing, construction and permitting. There can be no assurance that this project will be completed.

In February 1997, AES announced the execution by subsidiaries of AES of three power purchase agreements (the "PPAs"), for an aggregate generating capacity of at least 457 MWs, with GPU Energy, the energy services and delivery business of GPU, Inc., a public utility holding company. AES plans to build a 720 MW natural gas-fired, combined cycle facility in Pennsylvania to sell power under the PPAs beginning in 2000 and to sell power to other potential purchasers. Between March and July 1996, subsidiaries of AES acquired the right to negotiate the PPAs from other independent power producers for a net aggregate cost of approximately $28 million. GPU Energy is required to reimburse AES for substantially all its initial net investment if the project does not receive the requisite regulatory approvals and permits. In January 1997, a joint venture company led by a subsidiary of AES was selected as the winning bidder to build, own and operate a 484 MW gas-fired combined cycle power plant in the City of Merida, Yucatan, Mexico. These projects are subject to a number of risks, including those related to financing, construction and contract compliance, and there can be no assurance that the project will be completed successfully.

In January 1997, AES acquired an additional 2.4% of the voting interest in Light Servicos de Electricidade, S.A. ("Light"), a vertically integrated electric utility in the state of Rio de Janeiro, Brazil, bringing its total equity interest in Light to 13.75%. In December 1996, a subsidiary of AES completed a $167.5 million syndicated bank financing related to its equity ownership of Light (which at the time was 11.35%). Under the terms of the financing, a wholly-owned subsidiary of AES pledged the shares of Light owned by it as collateral for the loan. The proceeds of the financing were used to repay a portion of the debt incurred in the original acquisition of Light.

In December 1996, AES, through a subsidiary, completed the purchase of an additional 12.5% of Tiszai Eromu Rt., an electric generation company in Hungary consisting of three power plants with an aggregate capacity of 1,281 MW and a coal mine, from employee pension plans at a cost of $17 million, bringing AES's total equity interest in Tiszai Eromu Rt. to 93.3%. In August 1996, AES acquired its initial 80.8% of Tiszai Eromu Rt. at a cost of $110 million.

In November 1996, AES Chigen and AES entered into an Agreement and Plan of Amalgamation, providing among other things for AES Chigen to become a wholly-owned subsidiary of AES. The Amalgamation is subject to various conditions, including the approval of the holders of the Class A Common Stock of AES Chigen, and there can be no assurance that the Amalgamation will be consummated. The AES Chigen shareholders meeting to vote on the Amalgamation is scheduled for March 31, 1997. The Company is party to pending litigation regarding the Amalgamation, which it does not believe will have a material adverse effect on its results of operations or financial position.

In August 1996, AES, together with its partner, acquired a 4,000 megawatt mine-mouth, coal-fired power facility in Kazakstan. The facility sells electricity to the government-owned distribution company under a 35 year power sales contract. Due to economic difficulties over the ten years prior to the Company's purchase, the facility has experienced a reduction in performance and has operated at a capacity factor of approximately 20%. AES has agreed to increase the availability to 63% over a five year period (contingent on the purchaser's performance of its obligations under the power sales contract). Through December 31, 1996, approximately $35 million (excluding VAT) was billed under the power sales contract for electricity, of which the purchaser paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable as of December 31, 1996 to $10 million. As of December 31, 1996, the net assets of this project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract or the recoverability of the Company's investment or additional amounts the Company may invest in the project. Other substantial risks associated with this plant exist, including those relating to operations and maintenance, construction, refurbishment, political risk, repatriation of earnings and currency convertibility.

Sales to Connecticut Light & Power Company ("CL&P") represented 16% of the Company's total revenues in 1996. Moody's Investor Service ("Moody's") and Standard & Poor's ("S&P") have rated CL&P's senior secured long-term debt Baa3/BBB- and placed CL&P on creditwatach with a negative outlook. In March 1997, as a result of regulatory action by the Public Service Commission of New Hampshire, Moody's and S&P downgraded the senior unsecured debt of Northeast Utilities, the parent of CL&P, from Ba2/BB to Ba3/BB-. See "Risk
Factors -- Dependence on Utility Customers and Certain Projects" in the accompanying Prospectus.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                FOR UNITED STATES ALIEN HOLDERS OF COMMON STOCK

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner thereof that is a United States Alien Holder. A United States Alien Holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to United States Alien Holders in light of their particular circumstances, and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulation") which, if adopted, would affect the United States taxation of dividends paid to a United States Alien Holder of Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

DIVIDENDS

Subject to the discussion below, dividends paid to a United States Alien Holder of the Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a United States Alien Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such United States Alien Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a United States Alien Holder that is an entity should be treated as paid to the entity or those holding an interest in the entity.

There will be no withholding tax on dividends paid to a United States Alien Holder if such dividends are effectively connected with the United States Alien Holder's conduct of a trade or business within the United States, provided that an Internal Revenue Service Form 4224 stating that the dividends are so connected is filed with the Company. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the United States Alien Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

Generally, the Company must report to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report will be sent to the United States Alien Holder. Pursuant to tax treaties or certain other agreements, the Internal Revenue Service may make its reports available to tax authorities in the United States Alien Holder's country of residence.

Dividends paid to a United States Alien Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the United States Alien Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company.

GAIN ON DISPOSITION OF COMMON STOCK

A United States Alien Holder (other than certain U.S. expatriates) generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain United States Alien Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, or (iii) the Company is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period for the Common Stock.

The Company believes that it is unlikely that it is, or will be treated as, a "United States real property holding corporation" within the meaning of section 897(c)(2) of the Code. Even if the Company is treated as a United States real property holding corporation, gain realized by a United States Alien Holder on a disposition of the Common Stock will not be subject to U.S. federal income tax so long as (i) the United States Alien Holder is deemed to have beneficially owned less than or equal to 5% or less of the Common Stock and (ii) the Common Stock is currently, and will be at the time of disposition, "regularly traded" on an established securities market (within the meaning of Section 897(c)(3) of the Code and the temporary Treasury Regulations thereunder. There can be no assurance that AES Common Stock qualifies or will continue to qualify as "regularly traded" on an established securities market.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON
DISPOSITION OF COMMON STOCK

Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, and the broker fails to maintain documentary evidence that the holder is a United States Alien Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a United States Alien Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of non-U.S. status.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

An individual United States Alien Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below.

                                                                                    ---------
                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
---------------------------------------------------------------------------------   ---------
J.P. Morgan Securities Inc. .....................................................
Donaldson, Lufkin & Jenrette Securities Corporation..............................
Goldman, Sachs & Co. ............................................................
Morgan Stanley & Co. Incorporated................................................
Salomon Brothers Inc.............................................................
Unterberg Harris.................................................................

                                                                                    ---------
     Total.......................................................................   3,125,000
                                                                                    =========

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock must be purchased.

The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such
price less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to 468,750 additional shares of Common Stock at the initial public offering price set forth on the cover page hereof. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

The Company, the Company's directors and certain of the Company's executive officers have agreed not to (i) offer, pledge, sell, file a registration statement relating to, announce the intention to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock (except for the TECONS offered in the TECONS Offering and the Common Stock issuable upon conversion of the Junior Subordinated Debentures or the Company's presently outstanding warrants or pursuant to employee benefit plans as in effect on the date hereof) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock for a period of 90 days after the date of this Prospectus Supplement, without the prior written consent of J.P. Morgan Securities Inc.; provided that, the foregoing shall not apply to the offer and sale of Common Stock in the Common Stock Offering, the offer and sale of the TECONS in the TECONS Offering or the issuance of any shares of Common Stock upon any conversion of any TECONS offered hereby and provided further that notwithstanding the foregoing, such executive officers and directors may transfer, pledge or otherwise dispose of shares of Common Stock to certain permitted transferees who agree to be similarly bound; and provided further that the Company may make issuances of options or shares of Common Stock, or securities convertible into, or exercisable or exchangeable therefor, pursuant to employee benefit plans registered on Form S-8 or as consideration for acquisitions including, without limitation, the Amalgamation.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended or to contribute to payments that the Underwriters may be required to make in respect thereof.

Morgan Guaranty Trust Company of New York has committed to provide bridge financing to AES in connection with its acquisition of Destec in the event the TECONS Offering or the Common Stock Offering is not consummated. Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc., is agent and a lender under the Revolver. The Underwriters in the Common Stock Offering are acting as underwriters in the TECONS Offering and from time to time, in the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged and may engage in commercial and investment banking transactions with the Company and its affiliates.

In connection with the Common Stock Offering and the TECONS Offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock or the TECONS. Specifically, the underwriters may overallot in connection with such offerings, creating a syndicate short position. In addition, the underwriters may bid for, and purchase the Common Stock or the TECONS in the open market to cover syndicate shorts or to stabilize the price of the Common Stock or the TECONS. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing Common Stock or TECONS in the offerings, if the syndicate repurchases previously distributed Common Stock or TECONS in the market to cover overallotments or to stabilize the price of Common Stock or TECONS. Any of these activities may stabilize or maintain the market price of the Common Stock or TECONS above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

                                 LEGAL MATTERS

The validity of the Common Stock and certain matters relating thereto and certain U.S. federal income taxation matters will be passed upon for AES by Davis Polk & Wardwell. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation).

                                    EXPERTS

The consolidated financial statements included in this Prospectus Supplement and in the Company's Current Report on Form 8-K, dated March 12, 1997, as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein and therein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In addition, see "Experts" in the accompanying Prospectus.

                      THE AES CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report...........................................................    F-2

Consolidated Balance Sheets at December 31, 1996 and 1995..............................    F-3

Consolidated Statements of Operations -- For the Years Ended December 31, 1996, 1995
  and 1994.............................................................................    F-4

Consolidated Statements of Cash Flow -- For the Years Ended December 31, 1996, 1995 and
  1994.................................................................................    F-5

Notes to Consolidated Financial Statements -- For the Years Ended December 31, 1996,
  1995 and 1994........................................................................    F-6

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders Of The AES Corporation:

We have audited the accompanying consolidated balance sheets of The AES Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The AES Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Washington, DC
January 30, 1997, except for Note 13,
as to which the date is February 18, 1997

                          CONSOLIDATED BALANCE SHEETS

                                                                                         ---------------
                                                                                           DECEMBER 31
                            In millions, except par values                                1996      1995
                                                                                         ------    ------
ASSETS
Current Assets:
  Cash and cash equivalents...........................................................   $  185    $  239
  Short-term investments..............................................................       20        58
  Accounts receivable, net............................................................       95        54
  Inventory...........................................................................       81        36
  Receivable from affiliates..........................................................        9        11
  Deferred income taxes...............................................................       65        21
  Prepaid expenses and other current assets...........................................       47        27
                                                                                         ------    ------
Total current assets..................................................................      502       446
Property, Plant and Equipment:
  Land................................................................................       30         9
  Electric and steam generating facilities............................................    1,884     1,594
  Furniture and office equipment......................................................       14        11
  Accumulated depreciation and amortization...........................................     (282)     (222)
  Construction in progress............................................................      574       158
                                                                                         ------    ------
Property, plant and equipment, net....................................................    2,220     1,550
Other Assets:
  Deferred costs, net.................................................................       47        32
  Project development costs...........................................................       53        41
  Investments in and advances to affiliates...........................................      491        48
  Debt service reserves and other deposits............................................      175       168
  Goodwill & other intangible assets, net.............................................       52        37
  Other assets........................................................................       82        19
                                                                                         ------    ------
Total other assets....................................................................      900       345
                                                                                         ------    ------
Total.................................................................................   $3,622    $2,341
                                                                                         ======    ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................................................   $   64    $   33
  Accrued interest....................................................................       25        12
  Accrued and other liabilities.......................................................       95        49
  Other notes payable -- current portion..............................................       88        50
  Project financing debt -- current portion...........................................      110        84
                                                                                         ------    ------
Total current liabilities.............................................................      382       228
Long-Term Liabilities:
  Project financing debt..............................................................    1,558     1,098
  Other notes payable.................................................................      450       125
  Deferred income taxes...............................................................      243       170
  Other long-term liabilities.........................................................       55        13
                                                                                         ------    ------
Total long-term liabilities...........................................................    2,306     1,406
Minority Interest.....................................................................      213       158
Commitments and Contingencies.........................................................       --        --
Stockholders' Equity:
  Preferred stock (no par value; 1 million shares authorized; none issued)............       --        --
  Common stock ($.01 par value; 100 million shares authorized; shares issued and
    outstanding: 1996 -- 77.4 million; 1995 -- 74.8 million)..........................        1         1
  Additional paid-in capital..........................................................      360       293
  Retained earnings...................................................................      396       271
  Cumulative foreign currency translation adjustment..................................      (33)      (10)
Less treasury stock at cost (1996 -- .1 million shares; 1995 -- .3 million shares)....       (3)       (6)
                                                                                         ------    ------
Total stockholders' equity............................................................      721       549
                                                                                         ------    ------
Total.................................................................................   $3,622    $2,341
                                                                                         ======    ======

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          ----------------------
                                                                            FOR THE YEARS ENDED
                                                                                DECEMBER 31
                 In millions, except per share amounts                    1996     1995     1994
                                                                          -----    -----    -----
REVENUES:
  Sales................................................................   $ 824    $ 672    $ 514
  Services.............................................................      11        7       19
                                                                          -----    -----    -----
Total revenues.........................................................     835      679      533
OPERATING COSTS AND EXPENSES:
  Cost of sales........................................................     495      388      252
  Cost of services.....................................................       7        6       13
  Selling, general and administrative expenses.........................      35       32       32
  Provision to reduce contract receivable..............................      20       --       --
                                                                          -----    -----    -----
Total operating costs and expenses.....................................     557      426      297
                                                                          -----    -----    -----
OPERATING INCOME.......................................................     278      253      236
OTHER INCOME AND (EXPENSE):
  Interest expense.....................................................    (144)    (127)    (125)
  Interest income......................................................      24       27       22
  Equity in earnings of affiliates (net of income tax).................      35       14       12
                                                                          -----    -----    -----
INCOME BEFORE INCOME TAXES, MINORITY INTEREST, AND EXTRAORDINARY
  ITEM.................................................................     193      167      145
INCOME TAXES...........................................................      60       57       44
MINORITY INTEREST......................................................       8        3        3
                                                                          -----    -----    -----
INCOME BEFORE EXTRAORDINARY ITEM.......................................     125      107       98
Extraordinary item -- net gain on extinguishment of debt (less
  applicable income taxes of $1).......................................      --       --        2
                                                                          -----    -----    -----
NET INCOME.............................................................   $ 125    $ 107    $ 100
                                                                          =====    =====    =====
NET INCOME PER SHARE:
  Before extraordinary gain............................................   $1.62    $1.41    $1.30
  Extraordinary gain...................................................      --       --     0.02
                                                                          -----    -----    -----
NET INCOME PER SHARE...................................................   $1.62    $1.41    $1.32
                                                                          =====    =====    =====

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        ------------------------
                                                                           FOR THE YEARS ENDED
                                                                               DECEMBER 31
                             In millions                                 1996      1995     1994
                                                                        -------    -----    -----
OPERATING ACTIVITIES:
Net income...........................................................   $   125    $ 107    $ 100
Adjustments to net income:
  Depreciation and amortization......................................        65       55       43
  Provision for deferred taxes.......................................        26       48       39
  Undistributed earnings of affiliates...............................       (20)       3       (3)
  Payments for deferred financing costs..............................       (13)      (3)      (6)
  Other..............................................................         6        4       --
  Changes in working capital.........................................        (7)     (17)      (9)
                                                                        -------    -----    -----
Net cash provided by operating activities............................       182      197      164
INVESTING ACTIVITIES:
Property additions...................................................      (506)    (171)     (10)
Acquisitions, net of cash acquired...................................      (148)    (121)      --
Sale of short-term investments.......................................       103      254      132
Purchase of short-term investments...................................       (66)    (218)    (204)
Affiliate advances and investments...................................      (430)     (10)      --
Project development costs............................................       (16)     (22)     (17)
Debt service reserves and other assets...............................       (72)     (55)     (21)
                                                                        -------    -----    -----
Net cash used in investing activities................................    (1,135)    (343)    (120)
FINANCING ACTIVITIES:
Net borrowings under the revolver....................................       163       50       --
Issuance of project financing debt and other notes payable...........       802      133       --
Repayments of project financing debt.................................       (75)     (63)     (72)
Other liabilities....................................................        (3)       8       --
Contributions by minority interests..................................        10        7      152
Sale (repurchase) of common stock....................................         2       (5)      --
                                                                        -------    -----    -----
Net cash provided by financing activities............................       899      130       80
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS.....................       (54)     (16)     124
CASH AND CASH EQUIVALENTS, BEGINNING.................................       239      255      131
                                                                        -------    -----    -----
CASH AND CASH EQUIVALENTS, ENDING....................................   $   185    $ 239    $ 255
                                                                         ======    =====    =====
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest...........................................   $   134    $ 120    $ 127
Cash payments for income taxes.......................................        32        6        3

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The AES Corporation and its subsidiaries and affiliates (collectively "AES" or the "Company") is a global power company primarily engaged in developing, owning and operating electric power generating facilities.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements of the Company include the accounts of AES, its subsidiaries and controlled affiliates. Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence, but not control, are accounted for using the equity method. The accounts of AES China Generating Co. Ltd. ("AES Chigen"), a controlled affiliate, are consolidated based on its fiscal year ended November 30. Intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS -- The Company considers cash on hand, deposits in banks, certificates of deposit and short-term marketable securities with an original maturity of three months or less as cash and cash equivalents.

INVESTMENTS -- Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost. Other investments that the Company does not intend to hold to maturity are classified as available-for-sale, and any unrealized gains or losses are recorded as a separate component of stockholders' equity. Interest and dividends on investments are reported in interest income. Short-term investments consist of investments with original maturities in excess of three months but less than one year. Debt service reserves and other deposits, which might otherwise be considered cash and cash equivalents are treated as noncurrent assets (see Note 3).

INVENTORY -- Inventory, valued at the lower of cost or market (first in, first out method), consists of coal, raw materials, spare parts, and supplies. Inventory consists of the following (in millions):

                                                                          ------------
                                                                          DECEMBER 31
                                                                          1996    1995
                                                                          ----    ----
        Coal and other raw materials...................................   $57     $24
        Spare parts, materials and supplies............................    24      12
                                                                          ---     ---
        Total..........................................................   $81     $36
                                                                          ===     ===

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost including the cost of improvements. Depreciation, after consideration of salvage value, is computed using the straight-line method over the estimated composite lives of the assets, which range from 3 to 40 years. Maintenance and repairs are charged to expense as incurred. Emergency and rotable spare parts inventories are included in electric and steam generating facilities and are depreciated over the useful life of the related components.

INTANGIBLE ASSETS -- Goodwill and other intangible assets are amortized on a straight-line basis over their estimated periods of benefit or their estimated lives, which range from 30 to 40 years. Intangible assets at December 31, 1996 and 1995 are shown net of accumulated amortization of $3 million and $1 million, respectively. The Company will review its goodwill and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

CONSTRUCTION IN PROGRESS -- Construction progress payments, engineering costs, insurance costs, wages, interest and other costs relating to construction in progress are capitalized. Construction in progress balances are transferred to electric and steam generating facilities when the assets are ready for their intended use. Interest capitalized during development and construction totaled $27 million, $8 million and $2 million in 1996, 1995 and 1994, respectively.

DEFERRED COSTS -- Financing costs are deferred and amortized using the straight-line method over the related financing period, which does not differ materially from the effective interest method of amortization. Deferred costs are shown net of accumulated amortization of $36 million and $31 million for 1996 and 1995, respectively.

PROJECT DEVELOPMENT COSTS -- The Company capitalizes the costs of developing new projects. These costs represent amounts incurred for professional services, salaries, permits, options, capitalized interest and other related direct costs. These costs are included in investments in affiliates, or property when financing is obtained, or expensed at the time the Company determines that a particular project will no longer be developed. The continued capitalization is subject to on-going risks related to successful completion, including those related to political, siting, financing, construction, permitting and contract compliance. Certain reimbursable costs related to one of the projects have been classified as other assets at December 31, 1996.

FOREIGN CURRENCY TRANSLATION -- Foreign subsidiaries and affiliates translate their assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process, and gains and losses on intercompany transactions which are long-term in nature, and which the Company does not intend to repatriate are shown in the cumulative foreign currency translation adjustment balance in the stockholders' equity section of the balance sheet. The revenue and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars at the average exchange rates that prevailed during the period.

REVENUE RECOGNITION AND CONCENTRATION -- Revenues from the sale of electricity and steam are recorded based upon output delivered and capacity provided at rates as specified under contract terms. Most of the Company's power plants rely primarily on one power sales contract with a single customer for the majority of its revenues. Five customers accounted for 20%, 16%, 16%, 11% and 10% of revenues in 1996, four customers accounted for 24%, 18%, 18% and 13% of revenues in 1995, and four customers accounted for 31%, 23%, 22% and 11% of revenues in 1994. The prolonged failure of any of these customers to fulfill its contractual obligations could have a substantial negative impact on AES's revenues and profits. However, the Company does not anticipate non-performance by the customers under these contracts.

INTEREST RATE SWAP AND CAP AGREEMENTS -- The Company enters into interest rate swap and cap agreements as a hedge against interest rate exposure on floating rate project financing debt. The transactions are accounted for as a hedge and interest is expensed or capitalized, as appropriate, using the effective interest rates. Any fees or payments are amortized as yield adjustments. These derivative financial instruments are classified as other than trading.

NET INCOME PER SHARE -- Net income per share is based on the weighted average number of common stock and common stock equivalents outstanding, after giving effect to stock splits and stock dividends. Common stock equivalents result from dilutive stock options, warrants and deferred compensation arrangements. The effect of such common stock equivalents on net income per share is computed using the treasury stock method. The shares used in computing net income per share were 77.3 million, 75.9 million, and 75.8 million for 1996, 1995 and 1994, respectively. Primary and fully diluted earnings per share are approximately the same.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior period amounts to conform with the 1996 presentation.

2. ACQUISITIONS

In March 1996, the Company, through a subsidiary acquired a 98% interest in Hidrotermica San Juan, S.A., ("AES San Juan"), which is the owner and operator of a 78 megawatt power generation facility in the province of San Juan, Argentina. The facility, which sells electricity into the Argentine spot market, includes a 45 megawatt hydroelectric power plant and a 33 megawatt gas combustion plant. As a result of this acquisition, the Company acquired intangible assets of $17 million which are being amortized over the life of the hydroelectric concession of 30 years.

In May 1996, AES, through certain subsidiaries, acquired for approximately $393 million, common shares representing an 11.35% interest in Light Servicos de Electricidade S. A. ("Light"), a publicly-held Brazilian corporation that operates as the concessionaire of an approximately 3,800 megawatt integrated electric power generation, transmission and distribution system which serves Rio de Janeiro, Brazil. The AES subsidiary which owns an interest in Light is participating in a consortium established through a shareholders' agreement that owns a 50.44% controlling interest. As a result, the Company has the ability to exert significant influence over the operation of Light, and is recording its investment using the equity method.

In August 1996, the Company, through a subsidiary, acquired a controlling interest in three power plants totaling 1,281 megawatts and a coal mine through the purchase of an 81% share of Tiszai Eromu Rt. ("AES Tiszai") an electricity generation company in Hungary for $110 million, and in December 1996 acquired an additional 13% for $17 million.

Also, in August 1996, the Company acquired, through a subsidiary, a majority controlling interest in a 4,000 megawatt coal-fired facility in Kazakstan, ("AES Ekibastuz"), for approximately $3 million. The facility sells power to a government-owned utility under a 35 year power purchase agreement. Through December 31, 1996, approximately $35 million (excluding VAT) has been billed under the power sales contract for electricity delivered of which the purchaser has paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable at December 31, 1996 to $10 million. As of December 31, 1996, the net assets of the project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract.

In January 1995, a subsidiary of the Company acquired the remaining outstanding debt of AES Deepwater, a 140 megawatt cogeneration plant in Pasadena, Texas, for $65 million from a syndicate of lenders. Prior to that date, the Company did not maintain or exercise control or significant influence over the utilization of the AES Deepwater facility, and accordingly, recorded its investment using the cost method. The acquisition resulted in the creation of goodwill of approximately $24 million which is being amortized over the remaining estimated life of the plant.

In June and July 1995, a subsidiary of the Company increased its ownership interest in Central Termica San Nicolas, S. A. ("AES San Nicolas"), a 650 megawatt power plant located in San Nicolas, Argentina from approximately 34% to approximately 69% by purchasing the interests of two former minority shareholders. The 1995 purchase price was $24 million. The net results attributable to the Company's non-owned portion of earnings from AES San Nicolas in 1995 is reflected as minority interest.

In addition, in December 1995, another subsidiary of the Company purchased Hidroelectrica Rio Juramento S.A. ("AES Rio Juramento") a 112 megawatt hydroelectric system in the province of Salta, Argentina for $43 million. As a result of this acquisition, the Company acquired intangible assets of $14 million which are being amortized over the life of the hydroelectric concession of 30 years.

These acquisitions were accounted for as purchases. The purchase price allocations for Light, AES Tiszai and AES Ekibastuz have been completed on a preliminary basis, subject to adjustments resulting from new or additional facts that may come to light when the engineering, environmental, and legal analyses are completed during the allocation period. The accompanying financial statements include the operating results of AES Tiszai from August 1, 1996, the operating results of AES Ekibastuz from August 10, 1996, equity earnings from Light from June 10, 1996, and the operating results of AES Deepwater from January 20, 1995, the operating results of AES San Nicolas from January 1, 1995 and the operating results of AES Rio Juramento from December 1, 1995. The following table presents supplemental unaudited proforma operating results as if all of the acquisitions had occurred at the beginning of 1995 (in millions, except per share amounts):

                                                                     ------------------
                                                                       FOR THE YEARS
                                                                           ENDED
                                                                        DECEMBER 31
                                                                      1996        1995
                                                                     ------       -----
        Revenues..................................................   $1,013       $ 892
        Net income................................................      100          91
        Earnings per share........................................   $ 1.29       $1.20

The proforma results are based upon assumptions and estimates which the Company believes are reasonable. The proforma results do not purport to be indicative of the results that actually would have been obtained had the acquisitions occurred on January 1, 1995, nor are they intended to be a projection of future results.

3. INVESTMENTS

At December 31, 1996 and 1995, the Company's investments were classified as either held-to-maturity or available-for-sale. The amortized cost and estimated fair value of the investments at December 31, 1996 and 1995 classified as held-to-maturity and available-for-sale were approximately the same.

The short-term investments and debt service reserves and other deposits were invested as follows (in millions):

                                                                                  ------------
                                                                                  DECEMBER 31
                                                                                  1996    1995
                                                                                  ----    ----
Restricted cash and cash equivalents...........................................   $104    $144
Held-to-maturity
US treasury and government agency securities...................................      1      33
Foreign certificates of deposit................................................     --       3
Commercial paper...............................................................     39       3
Floating rate notes............................................................     --       6
                                                                                  ----    ----
Subtotal.......................................................................     40      45
Available-for-sale
US treasury and government agency securities...................................     43      30
Certificates of deposit........................................................      3       4
Commercial paper...............................................................      5      --
Foreign certificates of deposit................................................     --       3
                                                                                  ----    ----
Subtotal.......................................................................     51      37
                                                                                  ----    ----
Total..........................................................................   $195    $226
                                                                                  ====    ====

Short-term investments classified as held-to-maturity and available-for-sale were $9 and $11 million, respectively, at December 31, 1996 and $44 million and $14 million, respectively at December 31, 1995.

4. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The following table presents summarized financial information (in millions) for equity method affiliates on a combined 100% basis. Amounts presented include the accounts of NIGEN, Ltd. (47% owned UK affiliate), Medway Power Ltd. (25% owned UK affiliate), Light (11.35% owned Brazilian affiliate) and AES Chigen's affiliates at December 31, 1996, and for the year then ended, the accounts of NIGEN, Ltd. and Medway Power Ltd. at

December 31, 1995 and 1994 and for the years then ended, and the accounts of San Nicolas (34% owned Argentine affiliate) at December 31, 1994 and for the year then ended.

                                                                        ------------------------
                                                                         1996     1995     1994
                                                                        ------    ----    ------
Sales................................................................   $1,960    $276    $  335
Operating income.....................................................      498      86        75
Net income...........................................................      383      49        33
Current assets.......................................................      891     171       156
Noncurrent assets....................................................    4,928     949     1,030
Current liabilities..................................................      868      70       133
Noncurrent liabilities...............................................    2,111     973       945
Stockholders' equity.................................................    2,840      77       108

In 1994, NIGEN, Ltd. refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million. The Company's share, $2 million, net of taxes, is included in the accompanying financial statements as an extraordinary loss.

The Company's share of undistributed earnings of affiliates included in consolidated retained earnings was $33 million and $13 million at December 31, 1996 and 1995, respectively. The Company charged and recognized management fees and interest on advances to its affiliates which aggregated $9 million, $8 million and $18 million for each of the years ended December 31, 1996, 1995 and 1994, respectively.

5. DEBT

PROJECT FINANCING DEBT -- Project financing debt at December 31, 1996 and 1995 consisted of the following (in millions):

                                                             -----------------------------------------
                                                           INTEREST RATE     FINAL
                                                            @ 12/31/96      MATURITY     1996      1995
                                                           -------------    --------    ------    ------
Senior Debt -- floating
AES Beaver Valley.......................................        7.4%          1998      $   21    $   33
AES Thames..............................................        6.8%          2004         163       181
AES Shady Point.........................................        7.4%          2004         306       320
AES Barbers Point.......................................        6.5%          2007         325       340
AES Lal Pir.............................................        5.0%          2008         135        28
AES Pak Gen.............................................        5.1%          2010          90        --
AES Coral Reef..........................................       10.1%          2003         168        --
AES Warrior Run.........................................        6.7%          2014          37        22
Other...................................................       10.4%          2001           8        --
Senior Debt -- fixed
AES Placerita -- capital lease..........................        8.1%          2009         105       111
AES Warrior Run -- tax exempt bonds.....................        7.4%          2019          74        74
AES Pak Gen.............................................        4.3%          2007          85        --
AES San Nicolas.........................................       10.4%          2000          80        --
Subordinated Debt.......................................       13.6%          2010          71        73
                                                                                        ------    ------
Subtotal................................................                                 1,668     1,182
Less current maturities.................................                                  (110)      (84)
                                                                                        ------    ------
Total...................................................                                $1,558    $1,098
                                                                                        ======    ======

Project financing debt borrowings are primarily collateralized by the capital stock of the project subsidiary, the physical assets of such facility and all project agreements associated with such facility.

In 1994, the Company purchased and retired subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes.

The Company has interest rate swap agreements in an aggregate notional principal amount of $550 million at December 31, 1996. The swap agreements effectively change the interest rate on the portion of the debt covered by the notional amounts, to a weighted average fixed rate ranging from approximately 9.5% to 10.5%. The agreements expire at various dates from 1997 through 2007. In the event of nonperformance by the counterparties, the subsidiaries may be exposed to increased interest rates, however, the Company does not anticipate nonperformance by the counterparties, which are multinational financial institutions. At December 31, 1996, subsidiaries of the Company have interest rate cap agreements at a ceiling of approximately 12.5% with remaining terms ranging from three to six years in an aggregate notional amount of $280 million.

AES Shady Point and AES Barbers Point have issued commercial paper supported by irrevocable letters of credit issued by multinational financial institutions. In the event of nonperformance or credit deterioration of these institutions, the Company may be exposed to the risk of higher effective interest rates. The Company does not believe that such nonperformance or credit deterioration is likely.

OTHER NOTES PAYABLE -- Other notes payable at December 31, 1996 and 1995 consisted of the following (in millions):

                                                               --------------------------------------
                                                              INTEREST RATE     FINAL
                                                               @ 12/31/96      MATURITY    1996    1995
                                                              -------------    --------    ----    ----
Corporate revolving bank loan*.............................        7.40%         1998      $213    $ 50
Senior subordinated notes..................................        9.75%         2000        75      75
Convertible subordinated debentures........................        6.50%         2002        --      50
Senior subordinated notes..................................       10.25%         2006       250      --
                                                                                           ----    ----
Subtotal...................................................                                 538     175
Less current maturities....................................                                 (88)    (50)
                                                                                           ----    ----
Total......................................................                                $450    $125
                                                                                           ====    ====

---------------
* floating rate loan

Under the terms of the $425 million corporate revolving bank loan and letter of credit facility ("Revolver"), the Company must reduce its direct borrowings to $125 million for 30 consecutive days annually to obtain additional loans. Commitment fees on the unused portion at December 31, 1996 are .375% per annum, and as of that date $89 million was available. The Company's 9 3/4% senior subordinated notes due 2000 ("9 3/4% Notes") and 10 1/4% senior subordinated notes due 2006 ("10 1/4% Notes") are general unsecured obligations of the Company. The 9 3/4% Notes are redeemable at the Company's option, in whole or in part, beginning June 1997 at redemption prices in excess of par and are redeemable at par beginning June 1999. The 10 1/4% Notes are redeemable at the Company's option, in whole or in part, beginning July 2001 at redemption prices in excess of par and are redeemable at par beginning July 2003. The Company's convertible subordinated debentures ("Debentures") were converted into common stock of the Company at the rate of $26.16 per common share on August 30, 1996.

FUTURE MATURITIES OF DEBT -- Scheduled maturities of total long-term debt at December 31, 1996 are (in millions):

                -------------------------------------------------------------
                1997................................................   $  198
                1998................................................      132
                1999................................................      303
                2000................................................      269
                2001................................................      202
                Thereafter..........................................    1,102
                                                                       ------
                Total...............................................   $2,206
                                                                       ======

COVENANTS -- The terms of the Company's Revolver, 9 3/4% Notes, 10 1/4% Notes, and project financing debt agreements contain certain covenants and provisions. The covenants provide for, among other items, maintenance of certain reserves, and require that minimum levels of working capital, net worth and certain financial ratio tests are met. The most restrictive of these covenants include limitations on incurring additional debt and on the payment of dividends to shareholders.

The project financing debt limitations of AES's subsidiaries permit the payment of dividends to the parent company out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods. As of December 31, 1996, approximately $63 million was available under project loan documents for distribution by U.S. subsidiaries.

AES CHIGEN NOTES -- Subsequent to its fiscal year end, AES Chigen issued $180 million of 10 1/8% Notes due 2006.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 1996, the Company and its consolidated subsidiaries are obligated under long-term non-cancelable operating leases, primarily for office rental and site leases. Rental expense for operating leases was $4 million, $3 million and $2 million in the years ended 1996, 1995 and 1994, respectively. The future minimum lease commitments under these leases are $6 million each year for 1997 and 1998, $5 million for 1999, $2 million each year for 2000 and 2001, and $56 million for the years thereafter.

Operating subsidiaries of the Company enter into various long-term contracts for the purchase of fuel subject to termination only in certain limited circumstances. These contracts have remaining terms of 3 to 11 years.

GUARANTEES -- In connection with certain of its project financing, acquisition, disposition, and power purchase agreements, AES has expressly undertaken limited obligations and commitments most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and commitments, excluding letter of credit obligations discussed below, were limited as of December 31, 1996, by the terms of the agreements, to an aggregate of approximately $176 million. The Company is also obligated under other commitments which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These amounts aggregated $33 million as of December 31, 1996.

LETTERS OF CREDIT -- At December 31, 1996 and 1995, the Company had $123 million and $56 million, respectively, of letters of credit outstanding under its credit facility which operate to guarantee performance relating to certain project development activities and subsidiary operations. The Company pays a letter of credit fee of 1.75% on the outstanding amounts.

LITIGATION -- On February 25, 1993, an action was filed, jointly and severally, in the 10th Judicial District Court, Galveston County, Texas against the Company, over 25 other corporations (including major oil refineries and chemical companies) and utilities, a utility district, four Texas cities, McGinnes Industrial Maintenance Corpora-tion, Roland McGinnes and Lawrence McGinnes, claiming personal injuries, property, and punitive damages of $20 billion, arising from alleged releases of hazardous and toxic substances to air, soil and water at the McGinnes waste disposal site located in Galveston County. This matter was consolidated with two other related cases in December 1993. The complaint sets forth numerous causes of action, including fraud, negligence and strict liability, including, among other things, allegations that the defendants sent hazardous, toxic and noxious chemicals and other waste products to the McGinnes site for disposal. In March 1995, the Company entered into a settlement agreement with certain plaintiffs, pursuant to which the Company paid seven thousand dollars in return for withdrawal of their claims against the Company. Based on the Company's investigation of the case to date, the Company believes it has meritorious defenses to each and every cause of action stated in the complaint and this action is being vigorously defended. The Company believes that the outcome of this matter will not have a material adverse effect on its results of operations or financial position.

On December 17, 1996, AES was named defendant in a complaint filed in the Court of Chancery in Delaware. The suit was brought by the holder of 750 shares of AES Chigen Class A Common Stock individually and on behalf of a purported class of public shareholders of AES Chigen in response to an amalgamation to be entered into between AES Chigen and AES. The complaint alleges, among other things, that AES breached its alleged fiduciary duty as a controlling shareholder to treat the class with fairness, and questions the sufficiency of the consideration to be paid to AES Chigen shareholders. The complaint seeks damages and injunctive relief. AES Chigen was not named in the suit. Based on the Company's investigation of the case to date, the Company believes it has meritorious defenses to each and every cause of action stated in the complaint and this action is being vigorously defended. The Company believes that the outcome of this matter will not have a material adverse effect on its results of operations or financial position.

The Company is involved in certain other legal proceedings in the normal course of business. It is the opinion of the Company that none of the pending litigation is expected to have a material adverse effect on its results of operations or financial position.

7. STOCKHOLDERS' EQUITY

                                                                           --------------------
                             (In millions)                                 1996    1995    1994
                                                                           ----    ----    ----
Common stock
  Balance at January 1 and December 31..................................   $  1    $  1    $  1
                                                                           ====    ====    ====
Additional paid-in capital
  Balance at January 1..................................................   $293    $240    $203
  Issuance of common stock under benefit plans and exercise of stock
     options and warrants...............................................      3       2       2
  Tax benefit associated with the exercise of options...................     15      --      --
  Issuance of common stock on conversion of 6.5% subordinated
     debentures, net ($26.16 per share).................................     49      --      --
  Common stock dividends (1994-3% per share)............................     --      --      47
  AES Chigen Class A redeemable common stock............................     --      51     (12)
                                                                           ----    ----    ----
Balance at December 31..................................................   $360    $293    $240
                                                                           ====    ====    ====
Retained earnings
  Balance at January 1..................................................   $271    $164    $111
  Net income for the year...............................................    125     107     100
  Common stock dividends (1994-3% per share)............................     --      --     (47)
                                                                           ----    ----    ----
Balance at December 31..................................................   $396    $271    $164
                                                                           ====    ====    ====
Cumulative foreign currency translation adjustment
  Balance at December 31................................................   $(33)   $(10)   $ (3)
                                                                           ====    ====    ====
Treasury stock
Balance at December 31..................................................   $ (3)   $ (6)   $ --
                                                                           ====    ====    ====

Stock Split and Stock Dividend -- On December 7, 1993, the Board of Directors authorized a three-for-two split, effected in the form of a stock dividend, payable to stockholders of record on January 15, 1994. Additionally, on February 17, 1994, the Company declared a 3% stock dividend, payable to stockholders of record on March 10, 1994. Accordingly, all outstanding share, per share and stock option data in all periods presented have been restated to reflect the split and the 3% stock dividend.

On July 30, 1996, the Company exercised its right to redeem the Debentures at a redemption price equal to approximately 104% of the principal amount of the debentures, together with accrued interest through the date of redemption. As a result, $49.7 million of the debentures were converted into 1.9 million shares of common stock of the Company at a conversion price of $26.16 per share.

Stock Options and Warrants -- The Company has granted options for shares of common stock under its stock option plans. Under the terms of the plans, the Company may issue options to purchase shares of the Company's common stock at a price equal to 100% of the market price at the date the option is granted. The options become eligible for exercise under various schedules. At December 31, 1996, there were approximately 2 million shares reserved for future grants under the plans. A summary of the option activity follows (in thousands of shares):

                                             -----------------------------------------------------------------
                                                                        DECEMBER 31
                                                    1996                   1995                   1994
                                             -------------------    -------------------    -------------------
                                                       WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                        AVERAGE                AVERAGE                AVERAGE
                                                       EXERCISE               EXERCISE               EXERCISE
                                             SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                             ------    ---------    ------    ---------    ------    ---------
Options outstanding -- beginning of
  year....................................   4,063      $ 14.56     3,540      $ 12.07     2,999      $  9.78
Exercised during the year.................    (480)       10.69      (355)       17.71      (187)        2.65
Forfeitures during the year...............    (216)       20.55       (57)       18.36       (12)       13.17
Granted during the year...................     643        38.78       935        20.04       740        18.91
                                             ------    ---------    ------    ---------    ------    ---------
Outstanding -- end of year................   4,010        18.59     4,063        14.56     3,540        12.07
                                             =====      =======     =====      =======     =====      =======
Eligible for exercise -- end of year......   2,132        12.86     1,209         9.03     1,059         6.02
                                             =====      =======     =====      =======     =====      =======

The following table summarizes information about stock options outstanding at December 31, 1996 (in thousands of shares):

                                            -----------------------------------------------------------------
                                                     OPTIONS OUTSTANDING
                                            -------------------------------------
                                                           WEIGHTED-                   OPTIONS EXERCISABLE
                                                            AVERAGE                  ------------------------
                                                           REMAINING    WEIGHTED-                   WEIGHTED-
                                                             LIFE        AVERAGE                     AVERAGE
                                               TOTAL          (IN       EXERCISE        TOTAL       EXERCISE
        RANGE OF EXERCISE PRICES            OUTSTANDING     YEARS)        PRICE      EXERCISABLE      PRICE
-----------------------------------------   -----------    ---------    ---------    -----------    ---------
$1.55 to $6.47...........................      1,013           3.3       $  5.14        1,011        $  5.14
$11.65 to $19.75.........................      1,261           6.9         17.54          492          17.44
$20.00 to $28.88.........................      1,248           8.3         20.97          593          20.79
$31.75 to $44.13.........................        488          10.0         43.14           36          36.31
                                               -----                                    -----
Total....................................      4,010                                    2,132
                                               =====                                    =====

The Company accounts for its stock-based compensation plans under APB No. 25, and as a result, no compensation expense has been recognized in connection with the options, as all options have been granted only to AES people, including Directors, with an exercise price equal to the market price of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.5%, 5.5%, and 7.5% and expected volatility of 28%, 24%, and 22% for the years ended 1996, 1995 and 1994, respectively, a dividend payout rate of zero for each year and an expected option life of 7 years. Using these assumptions, the weighted average fair value of the stock options granted is $17.61 and $8.17 for 1996 and 1995, respectively. There were no adjustments made in calculating the fair value to account for vesting provisions or for non-transferability or risk of forfeiture.

Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the year ended December 31, 1996, 1995 and 1994 would have been reduced to the following pro forma amounts (in millions):

                                                              ----------------------
                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31
                                                              -----------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
            Net Income:
              As Reported..................................   $ 125    $ 107    $ 100
              Pro forma....................................     121      106      100
            Net income per common share:
              As Reported..................................   $1.62    $1.41    $1.32
              Pro forma....................................    1.57     1.40     1.32

The use of such amounts and assumptions are not intended to forecast any possible future appreciation of the Company's stock price or change in dividend policy.

In addition to the options described above, the Company has outstanding warrants to purchase up to 0.7 million shares of its common stock at $29.43 per share through July 2000, which were issued as partial settlement of a shareholder class action suit and were expensed in 1995. Warrants exercised under this settlement were not significant at December 31, 1996.

AES China Generating Co. Ltd. -- During 1994, AES Chigen completed an initial public offering for the sale of 10.2 million shares of Class A redeemable common stock. Prior to the offering, AES contributed $50 million to AES Chigen for 7.5 million shares of Class B common stock. AES, as the sole Class B holder, is entitled to elect one-half of the board of directors of AES Chigen. As of December 22, 1995, AES Chigen had entered into binding commitments to invest in excess of $50 million in power projects in the People's Republic of China and the previously held right of Class A Shareholders to require AES Chigen to repurchase their shares has expired. As a result, the Company has allocated the net proceeds from the issuance of the Class A shares to additional paid-in capital and minority interest during 1995. In November 1996, the Company and AES Chigen signed a definitive agreement for the Company to acquire the approximately 8.2 million outstanding Class A shares of AES Chigen. The acquisition will be accomplished by amalgamating AES Chigen with a wholly owned subsidiary of the Company. Subject to approval of the holders of the Class A common stock, AES Chigen shareholders will receive shares of the Company common stock at an exchange rate of 0.29 shares of the Company's common stock for each share of AES Chigen common stock.

8. INCOME TAXES

Income Tax Provision -- The provision for income taxes attributable to continuing operations consists of the following (in millions):

                                                                --------------------
                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31
                                                                1996    1995    1994
                                                                ----    ----    ----
            Federal
              Current........................................   $19     $ 4     $ 2
              Deferred.......................................    27      47      35
            State
              Current........................................    12       5       4
              Deferred.......................................    (2)      1       3
            Foreign
              Current........................................     3      --      --
              Deferred.......................................     1      --      --
                                                                ---     ---     ---
            Total............................................   $60     $57     $44
                                                                ===     ===     ===

Effective and Statutory Rate Reconciliation -- A reconciliation of the U.S. statutory federal income tax rate to the Company's effective tax rate as a percentage of income before taxes (excluding earnings and taxes from affiliates accounted for on the equity method, and minority interests) is as follows:

                                                                            --------------------
                                                                            FOR THE YEARS ENDED
                                                                                DECEMBER 31
                                                                            1996    1995    1994
                                                                            ----    ----    ----
Statutory federal tax rate...............................................    35%     35%     35%
Change in valuation allowance............................................    (2)     (6)     (2)
State taxes, net of federal tax benefit..................................     6       6       5
Foreign taxes............................................................     2      --      --
Other -- net.............................................................    (1)      3      (4)
                                                                             --      --      --
Effective tax rate.......................................................    40%     38%     34%
                                                                             ==      ==      ==

Deferred Income Taxes -- Deferred income taxes relate principally to accelerated depreciation methods used for tax purposes and certain other expenses which are deducted for income tax purposes, but not for financial reporting purposes. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered. Deferred tax assets and deferred tax liabilities are as follows (in millions):

                                                                          -----------------------
                                                                            FOR THE YEARS ENDED
                                                                                DECEMBER 31
                                                                          1996     1995     1994
                                                                          -----    -----    -----
Differences between book and tax basis of property and total deferred
  tax liability........................................................   $ 379    $ 379    $ 219
                                                                          -----    -----    -----
Operating loss carryforwards...........................................    (124)    (167)    (231)
Tax credit carryforwards...............................................     (97)     (71)     (68)
Other deductible temporary differences.................................     (13)      (1)     (15)
                                                                          -----    -----    -----
Total gross deferred tax asset.........................................    (234)    (239)    (314)
Less: valuation allowance..............................................      33        9      168
                                                                          -----    -----    -----
Total net deferred tax asset...........................................    (201)    (230)    (146)
                                                                          -----    -----    -----
Net deferred tax liability.............................................   $ 178    $ 149    $  73
                                                                          =====    =====    =====

As of December 31, 1996, the Company had federal net operating loss carryforwards for tax purposes of approximately $295 million expiring from 2001 through 2010, federal investment tax credit carryforwards for tax purposes of approximately $54 million expiring in years 2001 through 2006, foreign tax credit carryforwards of $3 million expiring in 2001 and federal alternative minimum tax credits of approximately $30 million which carryforward without expiration.

The valuation allowance increased during the current year by approximately $24 million to $33 million at December 31, 1996. This increase resulted primarily from the acquisition of foreign entities with certain pre-existing deferred tax assets, the ultimate realization of which cannot be determined on a more likely than not basis. The valuation allowance for these pre-existing deferred tax assets was recorded as acquisition adjustments and had no effect on the current year income tax expense. The $33 million valuation allowance at December 31, 1996 relates primarily to state and foreign tax credits, state operating losses, and deferred tax assets, the ultimate realization of which is uncertain. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized.

The valuation allowance decreased during 1995 by approximately $159 million to $9 million. The primary reason for this decrease was the Company's purchase of the outstanding debt of AES Deepwater on January 20, 1995, which had the effect of reducing certain of the Company's deferred tax assets. The $9 million valuation allowance at December 31, 1995 related primarily to state tax credits and foreign operating losses, the ultimate realization of which is uncertain. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized.

Undistributed earnings of certain foreign affiliates aggregated $85 million on December 31, 1996. The Company considers these earnings to be indefinitely reinvested outside of the U.S. and, accordingly, no U.S. deferred taxes have been recorded with respect to the earnings. Should the earnings be remitted as dividends, the Company may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings.

9. PROFIT SHARING AND DEFERRED COMPENSATION PLANS

Profit Sharing and Stock Ownership Plan -- The Company has a profit sharing and stock ownership plan, qualified under section 401 of the Internal Revenue Code, which is available to all AES people. The profit sharing plan provides for Company matching contributions, other Company contributions at the discretion of the Compensation Committee of the Board of Directors, and discretionary tax deferred contributions from the participants. Participants are fully vested in their own contributions and the Company's matching contributions. Participants vest in other Company contributions over a five-year period. Company contributions to the plan were $4 million for each of the years ended 1996, 1995 and 1994.

Deferred Compensation Plans -- The Company has a deferred compensation plan under which directors of the Company may elect to have a portion or all of their compensation deferred. The amounts allocated to each participant's deferred compensation account may be converted into common stock units. Upon termination or death of a participant, the Company is required to distribute, under various methods, cash or the number of shares of common stock accumulated within the participant's deferred compensation account. Distribution of stock is to be made from common stock held in treasury or from authorized but previously unissued shares. The plan terminates and full distribution is required to be made to all participants upon any changes of control of the Company (as defined).

In addition, the Company has an executive officers' deferred compensation plan. At the election of an executive officer, the Company will establish an unfunded, non-qualified compensation arrangement for each officer who chooses to terminate participation in the Company's profit sharing and employee stock ownership plan. The participant may elect to forego payment of any portion of his or her compensation and have an equal amount allocated to a contribution account. In addition, the Company will credit the participant's account with an amount equal to the Company's contributions (both matching and profit sharing) that would have been made on such officer's behalf if he or she had been a participant in the profit sharing plan. The participant may elect to have all or a portion of the Company's contribution converted into stock units. Dividends paid on common stock are allocated to the participant's account in the form of stock units. The participant's account balances are distributable upon termination of employment or death.

During 1995, the Company adopted a supplemental retirement plan covering certain AES people. The plan provides incremental profit sharing and matching contributions to participants that would have been paid to their accounts in the Company's profit sharing plan if it were not for limitations imposed by income tax regulations. All contributions to the plan are vested in the manner provided in the Company's profit sharing plan, and once vested are nonforfeitable. The participant's account balances are distributable upon termination of employment or death.

The Company is not obligated under any post-retirement benefit plans other than the profit sharing and deferred compensation plans described in this Note.

10. QUARTERLY DATA (UNAUDITED)

The following table summarizes the unaudited quarterly statements of operations (in millions, except per share amounts):

                                                                -----------------------------------
                                                                        QUARTERS ENDED 1996
                                                                MAR 31    JUN 30    SEP 30    DEC 31
                                                                ------    ------    ------    ------
Sales and services...........................................   $ 172     $ 174     $ 205     $ 284
Gross margin.................................................      74        76        85        98
Net income...................................................      29        28        32        36
Net income per share.........................................   $0.38     $0.37     $0.42     $0.46

                                                                -----------------------------------
                                                                        QUARTERS ENDED 1995
                                                                MAR 31    JUN 30    SEP 30    DEC 31
                                                                -----     -----     -----     -----
Sales and services...........................................   $ 169     $ 166     $ 173     $ 171
Gross margin.................................................      69        69        73        74
Net income...................................................      25        27        27        28
Net income per share.........................................   $0.33     $0.35     $0.36     $0.37

11. GEOGRAPHIC SEGMENTS

Information about the Company's operations in different geographic areas is as follows (in millions):

                                                                       --------------------------
                                                                          FOR THE YEARS ENDED
                                                                              DECEMBER 31
                                                                        1996      1995      1994
                                                                       ------    ------    ------
REVENUES
North America.......................................................   $  554    $  542    $  523
South America.......................................................      146       131         2
Asia................................................................       45         1        --
Europe..............................................................       90         5         8
                                                                       ------    ------    ------
Total...............................................................   $  835    $  679    $  533
                                                                       ======    ======    ======

                                                                       --------------------------
                                                                          FOR THE YEARS ENDED
                                                                              DECEMBER 31
                                                                        1996      1995      1994
                                                                       ------    ------    ------
OPERATING INCOME
North America.......................................................   $  258    $  251    $  245
South America.......................................................       21        14        --
Asia................................................................       (9)       (8)      (11)
Europe..............................................................        8        (4)        2
                                                                       ------    ------    ------
Total...............................................................   $  278    $  253    $  236
                                                                       ======    ======    ======
                                                                       --------------------------
                                                                          FOR THE YEARS ENDED
                                                                              DECEMBER 31
                                                                        1996      1995      1994
                                                                       ------    ------    ------
IDENTIFIABLE ASSETS
North America.......................................................   $1,831    $1,693    $1,569
South America.......................................................      683       230        46
Asia................................................................      744       328       221
Europe..............................................................      364        90        79
                                                                       ------    ------    ------
Total...............................................................   $3,622    $2,341    $1,915
                                                                       ======    ======    ======

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's assets and liabilities have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value of current financial assets, current liabilities, debt service reserves and other deposits, and other assets are assumed to be equal to their reported carrying amounts. The fair value of project financing debt is estimated differently based upon the type of loan. For variable rate loans, carrying value approximates fair value. For fixed rate loans, the fair value is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates at which similar borrowing arrangements would be made under current conditions, or by the estimated discount rate a prospective seller would pay to a credit-worthy third party to assume the obligations. The carrying value and fair value of the AES Placerita capital lease have been excluded from this disclosure. The fair value of swap agreements is the estimated net amount that the Company would pay to terminate the agreements at the balance sheet date. The estimated fair values of the Debentures, 9 3/4% Notes and 10 1/4% Notes are based on the quoted market prices at December 31, 1996 and 1995.

The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in millions):

                                                               --------------------------------------
                                                                     1996                  1995
                                                              CARRYING     FAIR     CARRYING     FAIR
                                                               AMOUNT     VALUE      AMOUNT     VALUE
                                                              --------    ------    --------    ------
Project financing debt.....................................    $1,562     $1,562     $1,071     $1,078
Other notes payable........................................       538        560        175        180
Interest rate swaps........................................        --         68         --        137

The fair value estimates presented herein are based on pertinent information available as of December 31, 1996 and 1995. The Company is not aware of any factors that would significantly affect the estimated fair value amounts since that date.

13. SUBSEQUENT EVENT

In February 1997, AES agreed to acquire the international assets of Destec Energy, Inc. ("Destec") for a total of $407 million (including approximately $42 million of net monetized assets). The purchase will include five electric generating plants and a number of power projects in development. The plants to be acquired by AES (with ownership percentages in parenthesis) include a 110 MW gas-fired combined cycle plant in Kingston, Canada (50%); a 405 MW gas-fired combined cycle plant in Terneuzen, Netherlands (50%); a 140 MW gas-fired simple cycle plant in Cornwall, England (100%); a 235 MW oil-fired simple cycle plant in Santo Domingo, Dominican Republic (99%); and a 1600 MW coal-fired plant in Victoria, Australia (20%). The acquisition remains subject to certain governmental approvals.

PROSPECTUS

[THE AES CORPORATION LOGO]

$750,000,000

Common Stock, Preferred Stock, Debt Securities, Stock Purchase Contracts and Stock Purchase Units
                               ------------------

The AES Corporation (the "Company" or "AES") may from time to time offer, together or separately, (i) shares of its common stock, par value $.01 per share (the "Common Stock"), (ii) shares of its preferred stock, no par value (the "Preferred Stock"), (iii) unsecured senior debt securities (the "Senior Debt Securities"), (iv) unsecured senior subordinated debt securities (the "Senior Subordinated Debt Securities"), (v) unsecured junior subordinated securities (the "Junior Subordinated Debt Securities"), (vi) Stock Purchase Contracts to purchase Common Stock ("Stock Purchase Contracts") and (vii) Stock Purchase Units ("Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holder's obligation to purchase Common Stock under the Stock Purchase Contract, in each case in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of sale. The Senior Debt Securities, Senior Subordinated Debt Securities and Junior Subordinated Securities are collectively referred to herein as the "Debt Securities." The Debt Securities, Common Stock, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units are collectively referred to herein as the "Securities."

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

The Common Stock and Preferred Stock offered pursuant to this Prospectus may be issued in one or more series or issuances in U.S. dollars or in one or more foreign currencies, currency units or composite securities to be determined at or prior to the time of any offering. The Stock Purchase Contracts and the Stock Purchase Units offered pursuant to this Prospectus may be issued in one or more series and amounts, at prices and on terms to be determined at or prior to the time of any such offering. The Debt Securities offered pursuant to this Prospectus may consist of debentures, notes or other evidences of indebtedness in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of any such offering. The Company's obligations under the Senior Debt Securities will rank pari passu with all unsecured and unsubordinated debt (as defined herein) of the Company. The Company's obligations under the Senior Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined herein). The Company's obligations under the Junior Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior and Senior Subordinated Debt (as defined herein) of the Company. See "Description of Debt Securities."

By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus forms a part, two Delaware statutory business trusts (the "AES Trusts"), which are wholly owned subsidiaries of the Company, may from time to time severally offer preferred securities guaranteed by the Company to the extent set forth therein and the Company may offer from time to time junior subordinated debt securities either directly or to an AES Trust. The aggregate public offering price of the securities to be offered by the Prospectus and such other prospectus shall not exceed $750,000,000 (or its equivalent in one or more foreign currencies, currency units or composite currencies).

Specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a Prospectus Supplement with respect to such Offered Securities, which Prospectus Supplement will describe, without limitation and where applicable, the following: (i) in the case of Common Stock, the specific designation, number of shares, purchase price and the rights and privileges thereof, together with any qualifications or restrictions thereon and any listing on a securities exchange; (ii) in the case of Preferred Stock, the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock) and any listing on a securities exchange; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, maturity, premium, if any, exchangeability, redemption, conversion, prepayment or sinking fund provisions, if any, interest rate (which may be fixed or variable), if any, method, if any, of calculating interest payments and dates for payment thereof, dates on which premium, if any, will be payable, the right of the Company, if any, to defer payment of interest on the Debt Securities and the maximum length of such deferral period, the initial public offering price, any listing on a securities exchange and other specific terms of the offering; (iv) in the case of Stock Purchase Contracts, the designation and number of shares of Common Stock issuable thereunder, the purchase price of the Common Stock, the date or dates on which the Common Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contract or vice versa, and the terms of the offering and sale thereof, and (v) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Debt Securities or debt obligations of third parties securing the holder's obligation to purchase the Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof. Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Stock and the Preferred Stock on a national securities exchange. Any Prospectus Supplement relating to any series of Offered Securities will contain information concerning certain United States federal income tax considerations, if applicable, to the Offered Securities.

The Offered Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters. Such agents or underwriters may act alone or with other agents or underwriters. See "Plan of Distribution." Any such agents, dealers or underwriters will be set forth in a Prospectus Supplement. If an agent of the Company, or a dealer or underwriter is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company, as the case may be, will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

The date of this Prospectus is December 4, 1996.

                             AVAILABLE INFORMATION

AES is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional and other offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarters ended September 30, 1996, June 30, 1996 and March 31, 1996; (iii) the Company's Current Reports on Form 8-K filed on November 13, 1996, July 1, 1996, June 12, 1996, May 30, 1996, February 26, 1996 and February
6, 1996; (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 0-19281) filed on October 10, 1996 and (v) the Company's Registration Statement on Form S-3 filed on June 12, 1996.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering being made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to William R. Luraschi, General Counsel and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209, telephone (703) 522-1315.

                                USE OF PROCEEDS

Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Offered Securities will be used by the Company for general corporate purposes and initially may be temporarily invested in short-term securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges.

                                                           ------------------------------------------------
                                                                                                NINE MONTHS
                                                                                                      ENDED
                                                                YEAR ENDED DECEMBER 31         SEPTEMBER 30
                                                           1991   1992   1993   1994   1995            1996
                                                           -----  -----  -----  -----  -----  -------------
Ratio of earnings to fixed charges.......................   1.31   1.37   1.63   2.08   2.18           2.04

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense which the Company believes to be representative of an interest factor. A statement setting forth the computation of the above ratios is on file as an exhibit to the Registration Statement of which this Prospectus is a part.

During the period from January 1, 1991 until September 30, 1996, no shares of Preferred Stock were issued or outstanding, and during that period the Company did not pay any Preferred Stock dividends.

                                  THE COMPANY

With a presence in over 35 countries, The AES Corporation is a global power company committed to supplying electricity to customers world-wide in a socially responsible way. The Company, based in Arlington, Virginia, markets power principally from electric generating facilities that it develops, owns and operates. AES was one of the original entrants in the independent power market and today is one of the world's largest independent power companies, based on net equity ownership of generating capacity (in megawatts) in operation or under construction.

Over the last six years, the Company has experienced significant growth. This growth has resulted primarily from the development and construction of new plants ("greenfield development") and also from the acquisition of existing plants, primarily through competitively bid privatization initiatives outside the United States.

In part, the Company's strategy in helping meet the world's need for electricity is to participate in competitive power generation markets as they develop either by greenfield development or by acquiring and operating existing facilities in these markets.

Other elements of the Company's strategy include:

     - Supplying energy to customers at the lowest cost possible, taking into account factors such as reliability and environmental performance.

     - Constructing or acquiring projects of a relatively large size (generally larger than 100 megawatts).

     - Entering into power sales contracts with electric utilities or other customers with credit strength.

The Company also strives for operating excellence as a key element of its strategy, which it believes it accomplishes by minimizing organizational layers and maximizing company-wide participation in decision-making. AES has attempted to create an operating environment that results in safe, clean and reliable electricity generation. Because of this emphasis, the Company prefers to operate all facilities which it develops or acquires; however, there can be no assurance that the Company will have operating control of all of its facilities in the future.

The Company, a corporation organized under the laws of Delaware, was formed in 1981. The principal office of the Company is located at 1001 North 19th Street, Arlington, Virginia 22209, and its telephone number is (703) 522-1315.

                                  RISK FACTORS

Purchasers of the Securities should read this entire Prospectus carefully. Ownership of the Securities involves certain risks. The following factors should be considered carefully in evaluating AES and its business before purchasing the Securities offered by this Prospectus.

LEVERAGE AND SUBORDINATION

The Company and its subsidiaries had approximately $2.1 billion of outstanding indebtedness at September 30, 1996. As a result of the Company's level of debt, the Company might be significantly limited in its ability to meet its debt service obligations, to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of September 30, 1996, the Company had a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 75%.

The Senior Subordinated Debt Securities will be subordinated to all Senior Debt, including, but not limited to, the amounts outstanding under the Company's current $425 million credit facility. The Junior Subordinated Debt Securities will be subordinated to all Senior and Senior Subordinated Debt of the Company, including, but not limited to, the amounts outstanding under the Company's current $425 million credit facility. As of September 30, 1996, the Company had approximately $331 million in aggregate principal amount of Senior Debt and $656 million in aggregate principal amount of Senior and Senior Subordinated Debt.

Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Debt will first be entitled to receive payment in full of all amounts due or to become due under all Senior Debt before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities and holders of Senior and Senior Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due under all Senior and Senior Subordinated Debt before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Junior Subordinated Debt Securities. No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities or Junior Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment under any Senior Debt or Senior and Senior Subordinated Debt, respectively, or during certain periods when an event of default under certain Senior Debt or Senior and Senior Subordinated Debt, respectively, permits the respective lenders thereunder to accelerate the maturity thereof. See "Description of Debt Securities -- Subordination of Senior Subordinated Debt Securities" and "Description of Debt
Securities -- Subordination of Junior Subordinated Debt Securities."

The Debt Securities will be effectively subordinated to the indebtedness and other obligations (including trade payables) of the Company's subsidiaries. At September 30, 1996, the indebtedness and obligations of the Company's subsidiaries, aggregated approximately $1.5 billion. The ability of the Company to pay principal of, premium, if any, and interest on the Debt Securities will be dependent upon the receipt of funds from its subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of the Company's subsidiaries with interests in power generation facilities currently have in place, and the Indentures for the Debt Securities will, under certain circumstances, permit the Company's subsidiaries to enter into, arrangements that restrict their ability to make distributions to the Company by way of dividends, fees, interest, loans or otherwise. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Debt Securities. Any right of the Company to receive any assets of any of its subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company (and the consequent right of the holders of the Debt Securities to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary). The Company currently conducts substantially all of its operations through its subsidiaries.

DOING BUSINESS OUTSIDE THE UNITED STATES

The Company's involvement in the development of new projects and the acquisition of existing plants in locations outside the United States is increasing and most of the Company's current development and acquisition activities are for projects and plants outside the United States. The Company, through subsidiaries, affiliates and joint ventures, has ownership interests in 27 power plants outside the United States in operation or under construction. Five of such power plants are located in Argentina; four in Brazil; two in England; two in Northern Ireland; two in Pakistan; eight in the People's Republic of China; three in Hungary; and one in Kazakhstan.

The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency inconvertibility, political instability, civil unrest, and expropriation) and other structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which AES may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations may also require higher investments by the Company than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

The uncertainty of the legal environment in certain countries in which the Company, its subsidiaries and its affiliates are or in the future may be developing, constructing or operating could make it more difficult for the

Company to enforce its respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the Company's ability to hold a majority interest in some of the projects that it may develop or acquire. International projects owned by the Company may, in certain cases, be expropriated by applicable governments. Although AES may have legal recourse in enforcing its rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful.

COMPETITION

The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than the Company. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where the Company sells or intends to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on the Company.

DEVELOPMENT UNCERTAINTIES

The majority of the projects that AES develops are large and complex and the completion of any such project is subject to substantial risks. Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that AES will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of its projects. There can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful. If these development efforts are not successful, the Company may abandon a project under development. At the time of abandonment, the Company would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. The future growth of the Company is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and its ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of the Company's projects could, under certain circumstances, have an adverse effect on the Company's ability to meet its obligations, including the payment of principal of, premium, if any and interest on Debt Securities. The Company also is faced with certain development uncertainties arising out of doing business outside of the United States. See "-- Doing Business Outside the United States."

UNCERTAINTY OF ACCESS TO CAPITAL FOR FUTURE PROJECTS

Each of AES's projects under development and those independent power facilities it may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions. AES has substantially utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non- recourse to other subsidiaries and affiliates and to AES as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, such financing may not be available or the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project.

In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from borrowings under the short-term credit facilities and issuances of senior subordinated notes, convertible debentures and common stock of the Company.

The Company's ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, investor confidence in the Company, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, AES may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of AES on its currently operating facilities or facilities under construction, such a decision would affect the future growth of AES.

DEPENDENCE ON UTILITY CUSTOMERS AND CERTAIN PROJECTS

The nature of most of AES's power projects is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. During 1995, four customers, including Connecticut Light & Power Company, a subsidiary of Northeast Utilities, accounted for 73% of the Company's revenues. The prolonged failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on AES's primary source of revenues. AES has sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

Four of the Company's plants collectively represented approximately 61% of AES's consolidated total assets at December 31, 1995 and generated approximately 80% of AES's consolidated total revenues for the year ended December 31, 1995.

In October 1996, Moody's Investor Service and Standard & Poor's revised their ratings of the senior unsecured long-term debt of Connecticut Light & Power Company from Baa3/BBB- to Ba1/BB+.

REGULATORY UNCERTAINTY

AES's cogeneration operations in the United States are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") and the Public Utility Holding Company Act, as amended ("PUHCA"). PURPA provides to qualifying facilities ("QFs") certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. AES is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it owns are QFs under PURPA. QF status is conditioned on meeting certain criteria, and would be jeopardized, for example, by the loss of a steam customer. The Company believes that, upon the occurrence of an event that would threaten the QF status of one of its domestic plants, it would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event the Company were unable to avoid the loss of such status for one of its plants, to avoid public utility holding company status, AES could apply to the Federal Energy Regulatory Commission ("FERC") to obtain status as an Exempt Wholesale Generator ("EWG"), or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broader regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from the consolidated income tax group or the consolidated financial statements of the Company, or an increase or decrease in the results of operations of the Company.

The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow both independents and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical integration. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event of a PUHCA repeal, competition for independent power generators from vertically integrated utilities would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on the Company.

ELECTRIC UTILITY INDUSTRY RESTRUCTURING PROPOSALS

The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States. Such restructuring would permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs. The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends.

In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit for United States electricity sellers. Falling electricity prices and uncertainty as to the future structure of the industry is inhibiting United States utilities from entering into long-term power purchase contracts. The effect of any such restructuring on the Company cannot be predicted, although any such restructuring could have a material adverse effect on the Company.

LITIGATION AND REGULATORY PROCEEDINGS

From time to time, the Company and its affiliates are parties to litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in the Company's Annual, Quarterly and Current Reports filed with the Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position.

BUSINESS SUBJECT TO STRINGENT ENVIRONMENTAL REGULATIONS

AES's activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. For example, the Clean Air Act Amendments of 1990 impose more stringent standards than those previously in effect, and require states to impose permit fees on certain emissions. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions. These proposals, if adopted, could impose additional costs on the operation of AES's power plants. There can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. The Company has made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on the Company's financial condition or results of operations.

CONTROL BY EXISTING STOCKHOLDERS

As of September 30, 1996, AES's two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 26% of AES's outstanding Common Stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over the affairs of AES, including the election of the Company's directors. As of September 30, 1996, all of AES's officers and directors and their immediate families together owned beneficially approximately 35% of AES's outstanding Common Stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of AES's directors, the management and policies of AES and any action requiring stockholder approval, including significant corporate transactions.

ADHERENCE TO AES'S PRINCIPLES -- POSSIBLE IMPACT ON RESULTS OF OPERATIONS

A core part of AES's corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. The Company seeks to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if the Company perceives a conflict between these principles and profits, the Company will try to adhere to its principles -- even though doing so might result in diminished or foregone opportunities or financial benefits.

NO PRIOR PUBLIC MARKET -- POSSIBLE PRICE VOLATILITY OF DEBT SECURITIES AND PREFERRED STOCK

Prior to the offering, there has been no public market for the Senior Debt Securities, the Junior Subordinated Debt Securities or the Preferred Stock. There can be no assurance that an active trading market for the Senior Debt Securities, the Junior Subordinated Debt Securities or the Preferred Stock will develop or be sustained. If such a market were to develop, the Senior Debt Securities, the Junior Subordinated Debt Securities or the Preferred Stock could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has demonstrated substantial volatility in the prices of securities similar to the Debt Securities. There can be no assurance that the future market for the Debt Securities will not be subject to similar volatility.

                          DESCRIPTION OF CAPITAL STOCK

Under the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, no par value.

The following summary contains a description of certain general terms of the Common Stock and the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating thereto. If so indicated in the Prospectus Supplement, the terms of any series may differ from the terms set forth below. The description of certain material provisions of the Common Stock and the Preferred Stock is subject to and qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation, and, in the case of the Preferred Stock, to the Certificate of Designation (the "Certificate of Designation") relating to each particular series of Preferred Stock which will be filed or incorporated by reference, as the case may be, as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such Preferred Stock.

COMMON STOCK

As of September 30, 1996, there were 77,099,303 shares of Common Stock outstanding.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company (the "Board of Directors") out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and any shares of Common Stock in respect of which this Prospectus is being delivered will be fully paid and non-assessable.

The transfer agent for the Company's Common Stock is First Chicago Trust
Company.

PRICE RANGE OF AES COMMON STOCK AND COMMON STOCK DIVIDENDS

AES Common Stock began trading on the New York Stock Exchange on October 16, 1996 under the symbol "AES." Prior to that date, Common Stock had been quoted on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol "AESC." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported by NASDAQ/NMS.

                                                                         HIGH     LOW
                                                                         ----     ---
        1994
        First Quarter..................................................   24 1/2  19  1/2
        Second Quarter.................................................   21 1/2  16
        Third Quarter..................................................   20 1/8  15  3/4
        Fourth Quarter.................................................   21 3/4  17  1/2
        1995
        First Quarter..................................................   19 3/4  16
        Second Quarter.................................................   19 1/4  16
        Third Quarter..................................................   21 5/8  18  1/2
        Fourth Quarter.................................................   24      18  3/4
        1996
        First Quarter..................................................   25 1/4  21
        Second Quarter.................................................   29 5/8  22  1/4
        Third Quarter..................................................   40 1/2  27  7/8

On December 7, 1993, the Board of Directors authorized a three-for-two stock split, effected in the form of a stock dividend, payable to stockholders of record on January 15, 1994. Additionally, on February 17, 1994, the Company declared a 3% stock dividend, payable to stockholders of record on March 10, 1994. No cash dividends have been paid on Common Stock since December 22, 1993 in order to provide capital for the Company's equity investments in projects.

The Company's ability to declare and pay dividends is dependent, among other things, on the ability of its project subsidiaries to declare and pay dividends (and otherwise distribute cash) to it, the Company's ability to service its parent company debt and the Company's ability to meet certain criteria for paying dividends under its corporate credit facility and under existing indentures of Debt Securities.

The ability of the Company's subsidiaries to declare and pay dividends and otherwise distribute cash to the Company is subject to certain limitations in the project loans and other documents entered into by such project subsidiaries. Such limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods.

Cash dividend payments on Common Stock are limited to a certain percentage of cash flow under the Company's corporate credit agreement. The indentures relating to the Company's existing senior subordinated notes preclude the payment of cash dividends if at the time of such payment or after giving effect thereto an event of default (as defined) or an event that, after the giving of notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, if certain fixed charge coverage ratios are not met or if the payment of such dividends, together with other restricted payments, would exceed certain limits.

PREFERRED STOCK

As of September 30, 1996, there were no shares of Preferred Stock outstanding.

The Board of Directors has the authority to issue Preferred Stock in one or more classes or series and to fix, by resolution, the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action or vote by the stockholders. Preferred Stock, if issued, will not be entitled to any preemptive or similar rights. The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which the Prospectus is being delivered (to the extent applicable to such Preferred Stock): (i) the specific designation, number of shares, seniority and purchase price; (ii) any liquidation preference per share; (iii) any date of maturity;
(iv) any redemption, repayment or sinking fund provisions; (v) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (vi) any voting rights;
(vii) if other than the currency of the United States, the currency or currencies including composite currencies in which such Preferred Stock is denominated and/or in which payments will or may be payable; (viii) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (ix) whether such Preferred Stock is convertible or exchangeable and, if so, the securities or rights into which such Preferred Stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (x) the place or places where dividends and other payments on the Preferred Stock will be payable; and (xi) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

All shares of Preferred Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable. Any shares of Preferred Stock that are issued would have priority over the Common Stock with respect to dividend or liquidation rights or both.

The transfer agent for each series of Preferred Stock will be described in the applicable Prospectus Supplement.

DESCRIPTION OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

The Certificate of Incorporation and By-Laws of AES contain several provisions that may make the acquisition of control of AES by means of a tender offer, open market purchases, a proxy fight or otherwise more difficult. Set forth below is a description of certain of these provisions in the Certificate of Incorporation and By-Laws.

Special Meetings of Stockholders. AES's By-Laws provide that, unless otherwise prescribed by law, special meetings of stockholders may be called by a resolution adopted by a majority of the entire Board of Directors, by the Chairman of the Board or by the President and shall be called by the Chairman of the Board or by the President upon written request of stockholders owning at least 10% of stock entitled to vote. Only such business as shall be specified in the notice of stockholders of the special meeting shall be considered.

Stockholder Nomination of Directors. AES's By-Laws contain a procedure for stockholder nomination of directors. The By-Laws provide that any record owner of stock entitled to be voted generally in the election of directors may nominate one or more persons for election as a director at a stockholders meeting only if written notice is given to the Secretary of AES of the intent to make such nomination. The notice must be given, with respect to an annual meeting, not later than 90 days in advance of such annual meeting and with respect to a special meeting, not later than the close of business on the seventh day following the earlier of (a) the date on which notice of such special meeting is first given to stockholders and (b) the date on which a public announcement of such meeting is first made. Each notice must include (i) the name and address of each stockholder who intends to appear in person or by proxy to make the nomination and of the person or persons to be nominated; (ii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made by the stockholder; (iii) such other information regarding each nominee proposed by such stockholder as would have been included in a proxy statement filed pursuant to Rule 14a-8 under the Exchange Act; and
(iv) the consent of each nominee to serve if elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

The procedure for stockholder nomination of directors described above may have the effect of precluding a nomination for election of directors at a particular meeting if the required procedure is not followed.

Elimination of Liability; Indemnification. Except as set forth below, the Certificate of Incorporation eliminates the liability of AES's directors to AES or its stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to the Company or its stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Certificate of Incorporation also does not absolve directors of liability under Section 174 of the Delaware General Corporation Law (the "GCL"), which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions if the unlawful conduct is willful or results from negligence.

Under AES's By-Laws, and in accordance with Section 145 of the GCL, AES shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than any action or suit by or in the right of the Company to procure a judgment in its favor, a "derivative action") by reason of the fact that such person is or was a director or officer of or employed by AES, or is or was serving in such capacity or as an agent at the request of the Company for another entity, to the full extent authorized by Delaware law, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of AES, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. AES shall indemnify persons in a derivative action under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to the Company in the performance of his or her duty. Agents of the Company may be similarly indemnified at the discretion of the Board of Directors.

Under Section 145 of the GCL, a similar duty of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to AES, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and only for such expenses as the court shall deem proper.

Pursuant to AES's By-Laws, a person eligible for indemnification may have the expenses incurred in connection with any matter described above paid in advance of a final disposition by AES. However, such advances will only be made upon the delivery of an undertaking by or on behalf of the indemnified person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to indemnification.

In addition, under AES's By-Laws, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of AES or of another corporation against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not AES would have the power or the obligation to indemnify such person against such liability under the provisions of AES's By-Laws. The Company maintains directors' and officers' insurance.

                         DESCRIPTION OF DEBT SECURITIES

The Debt Securities may consist of Senior Debt Securities, Subordinated Debt Securities or Junior Subordinated Debt Securities. The Senior Debt Securities will be issued under an indenture (the "Senior Debt Indenture") between The AES Corporation, as issuer, and The First National Bank of Chicago, as trustee. The Senior Subordinated Debt Securities will be issued under an indenture (the "Senior Subordinated Debt Indenture") dated as of July 1, 1996 between The AES Corporation, as issuer, and The First National Bank of Chicago, as trustee. The Junior Subordinated Debt Securities will be issued under an indenture (the "Junior Subordinated Debt Indenture") between The AES Corporation, as issuer, and The First National Bank of Chicago, as trustee. The First National Bank of Chicago, in its capacity as trustee under each of the Indentures, is referred to herein as the "Trustee."

Copies of the Indentures (or the forms thereof) have been incorporated by reference or included herein as exhibits to the Registration Statement of which this Prospectus is a part and are also available for inspection at the office of the Trustee. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Section references contained herein are applicable to each of the Indentures. The following summaries of certain provisions of the Indentures do not purport to be complete, and where reference is made to particular provisions of the Indentures, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The Indentures are substantially identical except for provisions relating to subordination.

GENERAL

None of the Indentures limits the amount of Debt Securities which may be issued thereunder. Each Indenture provides that Debt Securities issuable thereunder may be issued up to the aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the Prospectus Supplement for the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities) in respect of which this Prospectus is being delivered (the "Offered Debt Securities"): (i) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the date or dates on which the Offered Debt Securities will mature; (iii) the rate or rates per annum at which the Offered Debt Securities will bear interest and the method of calculating such rates, if any; (iv) the dates on which any such interest will be payable and the record dates for any such interest payments; (v) any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability provisions; (vi) the place where the principal of and interest on the Offered Debt Securities will be payable; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable; (viii) whether the Offered Debt Securities shall be issued in the form of Global Securities (as defined below) or certificates; (ix) additional provisions, if any, relating to the defeasance of the Offered Debt Securities; (x) the currency or currencies, if other than the currency of the United States, in which payment of the principal of and interest on the Offered Debt Securities will be payable; (xi) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or

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

both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities; (xii) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. Person (as defined in each Prospectus Supplement relating to any particular series of Debt Securities offered thereby) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;
(xiii) the dates on which premium, if any, will be payable; (xiv) the right of the Company, if any, to defer payment of interest and the maximum length of such deferral period; (xv) any listing on a securities exchange; (xvi) the initial public offering price; and (xvii) other specific terms, including any additional events of default or covenants provided for with respect to the Offered Debt Securities.

As described in each Prospectus Supplement relating to any particular series of Debt Securities offered thereby, the Indenture under which such Debt Securities are issued may contain covenants limiting: (i) the incurrence of debt by the Company; (ii) the incurrence of debt by subsidiaries of the Company; (iii) the making of certain payments by the Company and its subsidiaries; (iv) subsidiary mergers; (v) business activities of the Company and its subsidiaries; (vi) the issuance of preferred stock of subsidiaries; (vii) asset dispositions; (viii) transactions with affiliates; (ix) liens; and (x) mergers and consolidations involving the Company.

BOOK-ENTRY SYSTEM

If so specified in any accompanying Prospectus Supplement relating to Debt Securities, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Upon the issuance of a Global Security in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers, or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary or its nominee is the owner of record of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture under which such Debt Securities are issued. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Security represented by such Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture under which such Debt Securities are issued. Accordingly, each person owning a beneficial interest in a

Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of record under the applicable Indenture pursuant to which the Debt Securities relating to such Global Security are issued. The Company understands that under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or such nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

The Company has been advised by the Depositary that the Depositary will credit participants, accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of an offering of Offered Debt Securities hereby is exchangeable for Debt Securities in definitive form of like tenor and terms if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented in an offering of Offered Debt Securities by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary for such Global Security shall direct. The Debt Securities of a series may also be issued in the form of one or more bearer global Debt Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

SENIOR DEBT SECURITIES

The payment of principal of, premium, if any, and interest on the Senior Debt Securities will, to the extent and in the manner set forth in the Senior Debt Indenture, rank pari passu with all unsecured and unsubordinated debt of the Company.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

The payment of principal of, premium, if any, and interest on the Senior Subordinated Debt Securities will, to the extent and in the manner set forth in the Senior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash equivalents, of all Senior Debt.

Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Senior Subordinated Debt Securities.

No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by the Company if there shall have occurred and be continuing a default in any payment with respect to Senior Debt. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior Debt pursuant to which the maturity thereof may be accelerated, from and after the date of receipt by the Trustee of written notice from the holders of such Designated Senior Debt or from an agent of such holders, no payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by the Company for a period (the "Payment Blockage Period") commencing on the date of delivery of such notice and ending 179 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the holders of such Designated Senior Debt or from an agent of such holders, or such event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Senior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Debt initiating such Payment Blockage Period shall be or be made the basis for the commencement of any subsequent Payment Blockage Period by the holders of such Designated Senior Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

By reason of such subordination, in the event of insolvency, funds that would otherwise be payable to holders will be paid to the holders of Senior Debt to the extent necessary to pay the Senior Debt in full, and the Company may be unable to meet fully its obligations with respect to the Senior Subordinated Debt Securities.

"Debt" is defined to mean, with respect to any person at any date of determination (without duplication), (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person in respect of letters of credit or bankers' acceptance or other similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations of such person to pay the deferred purchase price of property or services, except trade payables, (v) all obligations of such person as lessee under capitalized leases, (vi) all Debt of others secured by a lien on any asset of such person, whether or not such Debt is assumed by such person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to such Debt is limited to such asset, the amount of such Debt shall be limited to the lesser of the fair market value of such asset or the amount of such Debt, (vii) all Debt of others guaranteed by such person to the extent such Debt is guaranteed by such person, (viii) all redeemable stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and (ix) to the extent not otherwise included in this definition, all obligations of such person under currency agreements and interest rate agreements.

"Designated Senior Debt" is defined to mean (i) Debt under the Credit Agreement dated as of August 2, 1996 (the "Credit Agreement") among the Company, the Banks named on the signature pages thereof and the Morgan Guaranty Trust Company of New York, as agent for the banks, as such Credit Agreement has been and may be amended, restated, supplemented or otherwise modified from time to time and (ii) Debt constituting Senior Debt which, at the time of its determination, (A) has an aggregate principal amount of at least $30 million and (B) is specifically designated as "Designated Senior Debt" by the Company.

"Senior Debt" is defined to mean the principal of (and premium, if any) and interest on all Debt of the Company whether created, incurred or assumed before, on or after the date of the Senior Subordinated Debt Indenture; provided that Senior Debt shall not include (i) the Company's 9 3/4% Senior Subordinated Notes Due 2000 and the Company's 10 1/4% Senior Subordinated Notes due 2006 which rank pari passu with the Senior Subordinated Debt Securities, (ii) Debt of the Company to any affiliate, (iii) Debt of the Company that, when incurred, and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse, (iv) any other Debt of the Company which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Senior Subordinated Debt Securities and (v) redeemable stock of the Company.

SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES

The payment of principal of, premium, if any, and interest on the Junior Subordinated Debt Securities will, to the extent and in the manner set forth in the Junior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior and Subordinated Debt of the Company.

Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior and Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Junior Subordinated Debt Securities.

No payments on account of principal, premium, if any, or interest in respect of the Junior Subordinated Debt Securities may be made by the Company if there shall have occurred and be continuing a default in any payment with respect to Senior and Subordinated Debt. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior and Subordinated Debt pursuant to which the maturity thereof may be accelerated, from and after the date of receipt by the Trustee of written notice from holders of such Designated Senior and Subordinated Debt or from an agent of such holders, no payments on account of principal, premium, if any, or interest may be made by the Company during a Payment Blockage Period in respect of such Junior Subordinated Debt Securities (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the holders of such Designated Senior and Subordinated Debt or from an agent of such holders, or such event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Junior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior and Subordinated Debt initiating such Payment Blockage Period shall be or be made the basis for the commencement of any subsequent Payment Blockage Period by the holders of such Designated Senior and Subordinated Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

By reason of such subordination, in the event of insolvency, funds that would otherwise be payable to holders of Junior Subordinated Debt Securities will be paid to the holders of Senior and Subordinated Debt of the Company to the extent necessary to pay such Debt in full, and the Company may be unable to meet fully its obligations with respect to the Junior Subordinated Debt Securities.

"Designated Senior and Subordinated Debt" is defined to mean (i) Debt under the Credit Agreement and (ii) Debt constituting Senior and Subordinated Debt which, at the time of its determination, (A) has an aggregate principal amount of at least $30 million and (B) is specifically designated in the instrument as "Designated Senior and Subordinated Debt" by the Company.

"Senior and Subordinated Debt" is defined to mean the principal of (and premium, if any) and interest on all Debt of the Company whether created, incurred or assumed before, on or after the date of the Junior Subordinated Debt Indenture; provided that such Senior and Subordinated Debt shall not include (i) Debt of the Company to any affiliate, (ii) Debt of the Company that, when incurred and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse, (iii) any other Debt of the Company which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Junior Subordinated Debt Securities, and in particular the Junior Subordinated Debt Securities shall rank pari passu with all other debt securities and guarantees issued to an AES Trust or any other trust, partnership or other entity affiliated with the Company which is a financing vehicle of the Company in connection with an issuance of preferred securities by such financing entity, and (iv) redeemable stock of the Company.

EVENTS OF DEFAULT

An Event of Default, as defined in each of the Indentures and applicable to Debt Securities issued under such Indenture, will occur with respect to the Debt Securities of any series issued under such Indenture if: (i) the Company defaults in the payment of principal of (or premium, if any, on) any Debt Security of such series issued under such Indenture when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase, or otherwise; (ii) the Company defaults in the payment of interest on any Debt Security of such series issued under such Indenture when the same becomes due and payable, and such default continues for a period of 30 days; (iii) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in such Indenture with respect to the Debt Securities of any series issued under such Indenture and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or by the holders (as defined in the Indenture) of 25% or more in aggregate principal amount of the Debt Securities of all series issued under such Indenture; (iv) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any of its subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its subsidiaries or for all or substantially all of the property and assets of the Company or any of its subsidiaries or (C) the winding up or liquidation of the affairs of the Company or any of its subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (v) the Company or any of its subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its subsidiaries or for all or substantially all of the property and assets of the Company or any of its subsidiaries or (C) effects any general assignment for the benefit of creditors; and (vi) any other Events of Default set forth in the applicable Prospectus Supplement occur.

If an Event of Default (other than an Event of Default specified in clause (iv) or (v) above that occurs with respect to the Company) occurs with respect to the Debt Securities of any series issued under an Indenture, and if such Event of Default is continuing under such Indenture, then, and in each and every such case, except for any series of Debt Securities issued under such Indenture the principal of which shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of any such series issued under such Indenture (each such series voting as a separate class) by written notice to the Company (and to the Trustee if such notice is given by the holders (the "Acceleration Notice")), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the Debt Securities of such series to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. If an Event of Default specified in clause (iv) or (v) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Debt Securities then outstanding under each of the Indentures shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the outstanding Debt Securities of any series under an Indenture may, by written notice to the Company and to the Trustee, waive all past defaults with respect to Debt Securities of such series and rescind and annul a declaration of acceleration with respect to Debt Securities of such series and its consequences if (i) all existing Events of Default applicable to Debt Securities of such series, other than the nonpayment of the principal of, premium, if any, and interest on the Debt Securities that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series under an Indenture may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the applicable Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of such series of Debt Securities not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Debt Securities of such series. A holder may not

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

pursue any remedy with respect to the applicable Indenture or the Debt Securities of any series issued under such Indenture unless: (i) the holder gives the Trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount of outstanding Debt Securities of such series make a written request to the Trustee to pursue the remedy; (iii) such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder of a Debt Security to receive payment of the principal of, premium, if any, or interest on, such Debt Security or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Debt Securities, which right shall not be impaired or affected without the consent of the holder.

Each of the Indentures requires that certain officers of the Company certify, on or before a date not more than four months after the end of each fiscal year, that to the best of such officers, knowledge, the Company has fulfilled all its obligations under such Indenture. The Company is also obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under any of the Indentures.

MODIFICATION AND WAIVER

Each of the Indentures provides that the Company and the Trustee may amend or supplement such Indenture or the Debt Securities of any series issued under such Indenture without notice to or the consent of any holder: (i) to cure any ambiguity, defect, or inconsistency in such Indenture; provided that such amendments or supplements shall not adversely affect the interests of the holders in any material respect; (ii) to comply with Article 5 of such Indenture; (iii) to comply with any requirements of the Commission in connection with the qualification of such Indenture under the Trust Indenture Act of 1939, as amended; (iv) to evidence and provide for the acceptance of appointment with respect to the Debt Securities of any or all series issued under such Indenture by a successor Trustee; (v) to establish the form or forms of Debt Securities of any series issued under such Indenture or of the coupons pertaining to such Debt Securities as permitted by such Indenture; (vi) to provide for uncertificated Debt Securities and to make all appropriate changes for such purpose; and (vii) to make any change that does not materially and adversely affect the rights of any holder.

Each of the Indentures also provides that modifications and amendments of such Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series issued under such Indenture affected thereby (each series voting as a separate class); provided, however, that no such modification or amendment may, without the consent of each holder affected thereby, (i) change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, any Debt Security issued under such Indenture, (ii) reduce the principal amount of, or premium, if any, or interest on, any Debt Security issued under such Indenture, (iii) reduce the above-stated percentage of outstanding Debt Securities issued under such Indenture the consent of whose holders is necessary to modify or amend such Indenture with respect to the Debt Securities of any series issued under such Indenture, (iv) reduce the percentage or aggregate principal amount of outstanding Debt Securities of any series issued under the Indenture the consent of whose holders is necessary for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults. A supplemental indenture which changes or eliminates any covenant or other provision of an Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities issued under such Indenture, or which modifies the rights of holders of Debt Securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the applicable Indenture of the holders of Debt Securities of any other series issued under such Indenture or of the coupons appertaining to such Debt Securities. It shall not be necessary for the consent of the holders under this section of an Indenture to approve the particular form of any proposed amendment, supplement, or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement, or waiver under this section of an Indenture becomes effective, the Company shall give to the holders affected thereby a notice briefly describing the amendment, supplement, or waiver. The Company will mail supplemental indentures to holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

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

RESTRICTION ON MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

Pursuant to the Indentures, the Company may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially an entirety in one transaction or a series of related transactions), to any Person (as defined in the Indentures) unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which properties and assets of the Company are transferred shall be a solvent corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume in writing all the obligations of the Company under the Notes, (ii) immediately after giving effect to such transaction no Event of Default or event or condition which through the giving of notice or lapse of time or both would become an Event of Default shall have occurred and be continuing and (iii) such other conditions as may be established in connection with the issuance of the applicable Debt Securities.

DEFEASANCE AND DISCHARGE

Each of the Indentures provides that the Company shall be deemed to have paid and shall be discharged from any and all obligations in respect of the Debt Securities of any series issued under such Indenture on the 123rd day after the deposit referred to below has been made, and the provisions of such Indenture will no longer be in effect with respect to the Debt Securities of such series issued thereunder (except for, among other matters, certain obligations to register the transfer or exchange of the Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) if, among other things,
(A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof, in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the applicable Debt Securities, on the due date thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be, in accordance with the terms of such Indenture and the applicable Debt Securities, (B) the Company has delivered to the Trustee (i) either (x) an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law or related treasury regulations after the date of such Indenture that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and (ii) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,
(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, (D) the Company is not prohibited from making payments in respect of the applicable Debt Securities by the subordination provisions contained in such Indenture and (E) if at such time the applicable Debt Securities are listed on a national securities exchange, the Company has delivered to the Trustee an opinion of counsel to the effect that such Debt Securities will not be delisted as a result of such deposit, defeasance and discharge.

As more fully described in the Prospectus Supplement, each of the Indentures also provides for defeasance of certain covenants.

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

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

AES may issue Stock Purchase Contracts, representing contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock at a future date or dates. The price per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require AES to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

                              PLAN OF DISTRIBUTION

The Company may sell the Offered Securities in any of three ways (or in any combination thereof): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents and the respective amounts of such Offered Securities underwritten or purchased by each of them, the initial public offering price of such Offered Securities and the proceeds to the Company from such sale, any discounts, commissions or other items constituting compensation from the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Offered Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any Offered Securities, such Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Offered Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such Offered Securities if any are purchased.

Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and

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

underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

The legality of the Securities offered hereby will be passed upon for the Company by Davis Polk & Wardwell.

                                    EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company's Registration Statement on Form S-3 filed on June 12, 1996, and the consolidated financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and such consolidated financial statements and consolidated financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Light Servicos de Electricidade S.A. incorporated in this Prospectus by reference, from Form 8-K of The AES Corporation dated May 30, 1996, for the years ended December 31, 1995 and 1994 have been audited by Deloitte Touche Tohmatsu, Rio de Janeiro, Brazil, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

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